UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month December 31, 2024

COMMISSION FILE NUMBER: 001-33373

CAPITAL CLEAN ENERGY CARRIERS CORP.

(Translation of registrant’s name into English)

3 Iassonos Street

Piraeus, 18537 Greece

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Following our announcement on November 13, 2023, of our intention to shift our business focus towards LNG and energy transition shipping and gradually divest from our non-core assets, since December 2023 we have completed the sale of 13 container vessels (the “Disposed Vessels”). We determined that the assets and liabilities, results of operations and cash flows of the Disposed Vessels met the criteria to be reported in discontinued operations. As a result, the following financial information and discussion relate to results of operations from continuing operations.

On August 7, 2025, the Company signed a memorandum of agreement for the sale of the M/V Manzanillo Express and the vessel was delivered to its new owner on October 6, 2025. Capital Clean Energy Carriers Corp. (“CCEC”) is filing this Form 6-K to update Part I, Item 5. Operating and Financial Review and Prospects and Part III, Item 18. Financial Statements, included in CCEC’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (the “2024 Form 20-F”), to present the assets and liabilities, results of operations and cash flows of the M/V Manzanillo Express as discontinued operations. All share and per share amounts disclosed in Exhibit II give effect to the disposal of the M/V Manzanillo Express, retroactively, for all periods presented. All other information in the 2024 Form 20-F remains unchanged.

Attached as Exhibit I are the Audited Consolidated Financial Statements of Capital Clean Energy Carriers Corp. (“CCEC”) as of and for the year ended December 31, 2024 and the related Operating and Financial Review and Prospects discussion formatted in Extensible Business Reporting Language (“XBRL”).

Attached as Exhibit II are the following Consolidated Financial Statements of CCEC formatted in XBRL:

(i)	Report of Independent Registered Public Accounting Firm (PCAOB ID No. 1163)

(ii)	Consolidated Balance Sheets as of December 31, 2024 and 2023

(iii)	Consolidated Statements of Comprehensive Income for the years ended December 31, 2024, 2023 and 2022

(iv)	Consolidated Statements of Changes in Shareholders’ Equity and Partners’ Capital for the years ended December 31, 2024, 2023 and 2022

(v)	Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023 and 2022

(vi)	Notes to the Consolidated Financial Statements

This report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-282610), Registration Statement on Form F-3 (File No. 333-286825) and Registration Statement on Form F-3 (File No. 333-287895).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL CLEAN ENERGY CARRIERS CORP.

Dated: December 12, 2025
/s/ Gerasimos (Jerry) Kalogiratos
Name: Gerasimos (Jerry) Kalogiratos
Title: Chief Executive Officer

Operating and Financial Review and Prospects.

As previously disclosed, on November 13, 2023, Capital Clean Energy Carriers Corp. (“CCEC”) announced its intention to shift its business focus towards LNG and energy transition shipping and gradually divest from its non-core assets. Attached as Exhibit I are the Audited Consolidated Financial Statements of CCEC as of and for the year ended December 31, 2024 and the related Operating and Financial Review and Prospects discussion. CCEC is furnishing Exhibit I to update Part I, Item 5. Operating and Financial Review and Prospects and Part III, Item 18. Financial Statements, included in CCEC’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (the “2024 Form 20-F”), to present the assets, liabilities, results of operations and cash flows of the vessel M/V Manzanillo Express as discontinued operations. All other information in the 2024 Form 20-F remains unchanged.

You should read the following discussion of our financial condition and results of operations in conjunction with our audited consolidated Financial Statements for the years ended December 31, 2024, 2023 and 2022 and related notes included elsewhere herein (“Financial Statements”). Among other things, the Financial Statements include more detailed information regarding the basis of presentation for the following information. The Financial Statements have been prepared in accordance with U.S. GAAP and are presented in thousands of U.S. Dollars.

Following our announcement on November 13, 2023 of our intention to shift our business focus towards LNG and energy transition shipping and gradually divest from our non-core assets, since December 2023 we have completed the sale of 13 legacy container vessels as set forth in the following table.

Name of Vessel	Type	TEU	Memorandum of Agreement Date	Delivery
M/V Akadimos	Neo Panamax Container Vessel	9,288	January 31, 2024	March 8, 2024
M/V Long Beach Express	Panamax Container Vessel	5,089	December 15, 2023	February 26, 2024
M/V Seattle Express	Panamax Container Vessel	5,089	February 14, 2024	April 26, 2024
M/V Fos Express	Panamax Container Vessel	5,089	February 14, 2024	May 3, 2024
M/V Athenian	Neo Panamax Container Vessel	9,954	March 1, 2024	April 22, 2024
M/V Athos	Neo Panamax Container Vessel	9,954	March 1, 2024	April 22, 2024
M/V Aristomenis	Neo Panamax Container Vessel	9,954	March 1, 2024	May 3, 2024
M/V Hyundai Premium	Neo Panamax Container Vessel	5,023	September 12, 2024	November 22, 2024
M/V Hyundai Paramount	Neo Panamax Container Vessel	5,023	September 12, 2024	December 20, 2024
M/V Hyundai Prestige	Neo Panamax Container Vessel	5,023	September 12, 2024	December 5, 2024
M/V Hyundai Privilege	Neo Panamax Container Vessel	5,023	September 12, 2024	January 10, 2025
M/V Hyundai Platinum	Neo Panamax Container Vessel	5,023	September 12, 2024	March 10, 2025
M/V Manzanillo Express	Neo Panamax Container Vessel	13,312	August 7, 2025	October 6, 2025

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We determined that the assets and liabilities, results of operations and cash flows of these 13 legacy container vessels met the criteria to be reported in discontinued operations. As a result, in the following financial information and discussion, these 13 legacy container vessels are reported as discontinued operations for all periods presented. The following discussion relates to results of operations from continuing operations. For an analysis of discontinued operations, see Note 3 (Discontinued Operations) to our Financial Statements included herein. The two legacy container vessels that remain in our on the water fleet (i.e., M/V Itajai Express and M/V Buenaventura Express) continue to be reported in our continuing operations.

The following discussion contains forward-looking statements that are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks and uncertainties discussed in “Item 3. Key Information—D. Risk Factors” These risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Forward-looking statements are not guarantees and actual results could differ materially from those expressed or implied in the forward-looking statements. See “Forward-Looking Statements” above.

A.	Operating Results Overview

We are an international owner of ocean-going vessels.

We were organized in January 2007 by Capital Maritime, an international shipping company with a long history of operating and investing in the shipping market.

Our primary business objective is to maximize value for our shareholders by growing our business, subject to shipping and charter market developments and our ability to obtain required financing and access to financial markets.

We seek to rely on medium- to long-term, fixed-rate period charters for our fleet and our Managers’ cost-efficient management of our vessels to provide visibility of revenues, earnings and dividends in the medium- to long-term. As our vessels come up for re-chartering, we seek to redeploy them on terms that reflect our expectations of the market conditions prevailing at the time.

We intend to further evaluate potential opportunities to acquire both newly built and second-hand vessels from Capital Maritime and its affiliates or third parties (including, potentially, through the acquisition of, or combination with, other shipping businesses) in a prudent manner that is accretive to our shareholders and long-term distribution cash flow growth, subject to approval of our board of directors, overall market conditions and our ability to obtain required financing and access financial markets.

In connection with the Umbrella Agreement, we have agreed with Capital Maritime and CGP LLC to change our business focus to concentrate on the LNG/C market. As part of this change in business focus, and pursuant to the Umbrella Agreement, we have disposed of the majority of our container vessels and committed to abstain from acquiring additional container vessels. In addition to our commitment to concentrate our business on the LNG/C market, we also expect to focus on the other gas carriage market and the wider energy transition gas market. While we have taken significant steps to change our business focus to concentrate on the LNG/C market, the other gas carriage market and the wider energy transition gas market such as the carriage of low carbon ammonia and LCO2, we can provide no assurances that in the future we will not return to the container market or the dry bulk market, or that we will not explore additional shipping markets beyond the LNG/C and the other gas carriage markets. We can also provide no assurances as to whether or when we will complete the disposition of our container vessels. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—We may not realize the benefits anticipated from our change in business focus to concentrate on the LNG/C market, the other gas carriage market and the wider energy transition gas market, which could adversely affect the value of our securities” above.

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We generally rely on external financing sources, including bank borrowings and sale-leaseback arrangements and, depending on market conditions, the issuance of debt and equity securities, to fund the acquisition of new vessels. See “—B. Liquidity and Capital Resources” below.

As of December 31, 2024, the Marinakis family, including Evangelos M. Marinakis, the chairman of Capital Maritime, our sponsor, may be deemed to beneficially own a 59.0% of our common shares through, among others, Capital Maritime, Capital Gas and CGP LLC.

Our Charters

We generate revenues by charging our charterers for the use of our vessels.

Historically, our vessels were chartered under time or bareboat charter agreements. As of December 31, 2024, all of our on the water vessels were employed under time or bareboat charters.

Our on the water vessels are currently under contracts with BGT, BP, Cheniere, Engie, Hapag-Lloyd, Hartree, Jera, Qatar Energy Trading and Tokyo Gas.

The loss of, default by or restructuring of any significant charterer or a substantial decline in the amount of services requested by a significant charterer could harm our business, financial condition and results of operations. Please read “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—We currently derive all of our revenues from a limited number of charterers and the loss of any charterer or charter or vessel could result in a significant loss of revenues and cash flows.”

Factors Affecting Our Future Results of Operations

We believe that the principal factors affecting our future results of operations are the economic, regulatory, financial, credit, political and governmental conditions prevailing in the shipping industry generally and in the countries and markets in which our vessels are chartered.

As of the date of this Operating and Financial Review and Prospects discussion, we are exposed to the LNG/C and container markets to a significant extent, as our fleet is comprised of 12 LNG/C vessels and two container carrier vessels. In addition, we have agreed to acquire six additional latest generation LNG/C vessels and 10 gas carriers, including four LCO2/multi gas and six LPG-ammonia carriers, to be delivered to the Company between the first quarter of 2026 and the third quarter of 2027. Upon delivery of the vessels in our Gas Fleet, we will also be exposed to the other gas carriage and the wider energy transition gas markets.

The world economy has experienced significant economic and political upheavals in recent history. Protectionist trends, efforts by central banks to address increased inflation, global growth and demand for the seaborne transportation of goods, including liquefied natural gas and containerized goods and overcapacity and deliveries of newly built vessels may affect the shipping industry in general and our business, financial condition, results of operations and cash flows in particular.

Some of the key factors that may affect our business, future financial condition, results of operations and cash flow include the following:

•	supply and demand for LNG, LPG, ammonia and containerized goods;
•	supply and orderbook of vessels, including, LNG/C, other gas carrier and container vessels;
•	the progress of development of large-scale markets for the carriage of low carbon ammonia and LCO2

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•	the continuing demand for goods from China, India and Brazil and other emerging markets and developments in international trade including threats and/or imposition of trade tariffs;
•	time charter hire levels and our ability to enter our vessels into long-term charters at competitive rates as their current charters expire;
•	the impact of the international conflicts, including the conflicts between Russia and Ukraine and in the Middle East, on the global economy in general, and on the oil and gas industry in particular;
•	our ability to comply with the covenants in our financing arrangements, including covenants relating to the maintenance of vessel value ratios;
•	developments in vessel values, which might affect our ability to comply with certain covenants under our financing arrangements and/or refinance our debt;
•	the relationships and reputations of our Managers and Capital Maritime in the shipping industry;
•	the effective and efficient technical management of our vessels;
•	the strength of and growth in the number of our customer relationships;
•	continued and consistent support from our Managers at comparable rates;
•	the prevailing spot market rates and the number of our vessels which we may operate in the spot market;
•	our level of debt and the related interest expense and amortization of principal, including the impact of increased interest rates on our floating rate debt;
•	the ability to increase the size of our fleet and make additional acquisitions that are accretive to our shareholders;
•	our access to debt and equity financing, and the cost of capital required to acquire additional vessels or to implement our business strategy;
•	our ability to comply with maritime regulations and standards, including new environmental regulations and standards, and the costs associated therewith;
•	the costs associated with upcoming dry-docking of our vessels; and
•	regulatory developments, including the imposition of tariffs or penalties on vessels calling in key export or import ports such as the United States, EU and/or China.

Please read “Item 3. Key Information—D. Risk Factors” for a discussion of certain risks inherent in our business.

Factors to Consider When Evaluating Our Results

We believe it is important to consider the size and type of the vessels in our fleet when evaluating our results of operations. In 2024, we took delivery of four LNG/C vessels. We have agreed to acquire six additional latest generation LNG/C vessels and 10 other gas carriers, including four LCO2/multi gas and six LPG-ammonia carriers, to be delivered to the Company between the first quarter of 2026 and the third quarter of 2027. The weighted average number of vessels in our on the water fleet increased by 3.4 vessels during the year 2024 compared to the year 2023. As our fleet grows or as we dispose of our vessels, our results of operations reflect the contribution to revenue of, and the expenses associated with, a varying number of vessels over time, which may affect the comparability of our results year-on-year.

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Results of Operations

We have derived the following selected historical financial data for the years ended December 31, 2024, 2023 and 2022 from our Financial Statements. The table below should be read together with, and is qualified in its entirety by reference to, the Financial Statements. Our Financial Statements are prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) as described in Note 2 (Significant Accounting Policies) to the Financial Statements. All numbers are in thousands of U.S. Dollars.

Income Statement Data:	2024	2023	2022

Revenues	$355,076	$227,464	$184,091
Expenses / (income), net:
Voyage expenses	10,190	11,855	12,985
Vessel operating expenses	52,695	39,091	30,111
Vessel operating expenses - related parties	9,142	6,385	5,214
General and administrative expenses	16,682	13,445	10,681
Vessel depreciation and amortization	81,554	50,264	40,020
Gain on sale of vessels	-	-	(47,275)
Impairment of vessel		11,157	-
Operating income, net	184,813	95,267	132,355
Other income / (expense), net:
Interest expense and finance cost	(132,491)	(88,235)	(44,222)
Other income / (expense), net	3,310	1,253	(1,853)
Total other expense, net	(129,181)	(86,982)	(46,075)
Net income from continuing operations	55,632	8,285	86,280
Net income from discontinued operations	138,002	38,923	39,141
Net income from operations	193,634	47,208	125,421

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Our results of operations for the years ended December 31, 2024 and 2023 differ primarily due to:

•	the net increase in the weighted average number of vessels in our on the water fleet by 3.4 vessels;
•	the net increase in the weighted average number of LNG/C vessels that are earning revenues and are incurring higher operating expenses compared to the rest of our on the water fleet by 3.8 vessels following the acquisitions of the LNG/C Axios II, LNG/C Assos, LNG/C Aktoras, and LNG/C Apostolos in the first half of 2024;

•	the net decrease in the weighted average number of container carrier and dry bulk vessels by 0.4 vessels following the disposal of the M/V Cape Agamemnon in the fourth quarter of 2023;
•	the impairment charge we recognized in the year 2023 of $11.2 million in connection with the sale of the M/V Cape Agamemnon; and
•	the increase in our average indebtedness and the increase in the weighted average interest on our long-term debt, which increased to 6.5% for the year 2024 from 6.2% for the year 2023.

Total Revenues

Total revenues, consisting of time, bareboat and voyage charter revenues, amounted to $355.1 million for the year ended December 31, 2024 compared to $227.5 million for the year ended December 31, 2023.

The increase of $127.6 million was primarily a result of the net increase in the weighted average number of vessels in our on the water fleet by 3.4 vessels during the year ended December 31, 2024.

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Time, bareboat and voyage charter revenues are mainly comprised of the charter hires received from unaffiliated third-party charterers and are generally affected by the number of vessel operating days, the weighted average number of vessels in our fleet and the charter rates.

For the year ended December 31, 2024, BP, Cheniere, Hartree, and Qatar Energy Trading accounted for 22%, 16%, 12% and 12% of our revenues, respectively.

For information on the risks arising from a concentration of counterparties, see “Item 3. Key Information—D. Risk Factors—Risks Inherent in Our Operations—We currently derive all of our revenues from a limited number of charterers and the loss of any charterer or charter or vessel could result in a significant loss of revenues and cash flows.”

Please read “Item 4. Information on the Company—B. Business Overview—Our Fleet” and “—Our Charters” for information about the charters on our vessels, including daily charter rates.

Voyage Expenses

Total voyage expenses amounted to $10.2 million for the year ended December 31, 2024, compared to $11.9 million for the year ended December 31, 2023. The decrease of $1.7 million was primarily attributable to the fact that none of our vessels operated under voyage charter during the year ended December 31, 2024, compared to one vessel during the corresponding period in 2023.

Voyage expenses primarily consist of commissions, bunkers, port expenses and canal dues. Commissions are paid to shipbrokers for negotiating and arranging charter party agreements on our behalf. Voyage expenses incurred during time charters are paid for by the charterer, except for commissions, which are paid for by us. Voyage expenses incurred during voyage charters or off hire periods are paid for by us. Please also refer to Note 12 (Voyage Expenses and Vessel Operating Expenses) to the Financial Statements for information on the composition of our voyage expenses.

Vessel Operating Expenses

For the year ended December 31, 2024, our total vessel operating expenses amounted to $61.8 million compared to $45.5 million for the year ended December 31, 2023. The $16.3 million increase in total vessel operating expenses primarily reflects the increase in the number of vessels in our fleet during 2024.

Total vessel operating expenses for the year ended December 31, 2024 include expenses of $9.1 million incurred under the management agreements we have with our Managers, compared to $6.4 million during the year ended December 31, 2023.

See Note 12 (Voyage Expenses and Vessel Operating Expenses) to the Financial Statements for information on the composition of our vessel operating expenses.

General and Administrative Expenses

General and administrative expenses amounted to $16.7 million for the year ended December 31, 2024, compared to $13.4 million for the year ended December 31, 2023. The $3.3 million increase in general and administrative expenses was mainly attributable to costs incurred in connection with the Conversion and the amortization associated with our equity incentive plan.

General and administrative expenses include board of directors’ fees and expenses, audit and certain legal fees, compensation cost related to our Omnibus Incentive Compensation Plan and other fees related to the expenses of the publicly traded corporation, the amortization associated with our equity incentive plan and the cost of the Conversion.

Vessel Depreciation and Amortization

Depreciation and amortization amounted to $81.6 million for the year ended December 31, 2024, compared to $50.3 million for the year ended December 31, 2023. The $31.3 million increase in vessel depreciation and amortization primarily reflects the net increase in the number of vessels in our fleet and the higher average acquisition cost due to the LNG/C vessels acquisitions during the year ended December 31, 2024.

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Impairment of vessels

The Company did not recognize an impairment charge during the year ended December 31, 2024. On June 27, 2023, the Company agreed to sell the M/V Cape Agamemnon to an unaffiliated party. Upon reaching the agreement to sell, we considered that the vessel met the criteria to be classified as held for sale and measured the vessel at the lower of its carrying amount and fair value less the cost associated with the sale. Consequently, the Company recognized an impairment charge for the year ended December 31, 2023, of $11.2 million in total.

Interest expense and finance cost

Interest expense and finance costs amounted to $132.5 million for the year ended December 31, 2024, compared to $88.2 million for the year ended December 31, 2023. The increase of $44.3 million primarily reflects higher debt and interest costs incurred mainly as a result of higher average indebtedness and the increase in the weighted average interest rate for the year ended December 31, 2024, compared to 2023.

Interest expense and finance costs include interest expense, amortization of financing charges, commitment fees and bank charges.

The weighted average interest rate on the debt outstanding under our financing arrangements for the year ended December 31, 2024, was 6.5%, compared to 6.2% for the year ended December 31, 2023. Please also refer to Note 8 (Long-Term Debt) to our Financial Statements.

Net Income

Net income from continuing operations for the year ended December 31, 2024 amounted to $55.6 million compared to $8.3 million for the year ended December 31, 2023.

Year Ended December 31, 2023, Compared to Year Ended December 31, 2022

Our results of operations for the years ended December 31, 2023 and 2022 differ primarily due to:

•	the net increase in the weighted average number of vessels in our on the water fleet by 1.2 vessels;

•	the net increase in the weighted average number of LNG/C vessels which are earning revenues and are incurring operating expenses at a higher rate compared to the rest of our fleet by 0.9 vessels following the acquisition of the LNG/C Asterix I in February 2023 and of the LNG/C Amore Mio I in December 2023;
•	the net increase in the weighted average number of container carrier and dry bulk vessels by 0.3 vessels following the acquisitions of the M/V Itajai Express in January 2023 and the M/V Buenaventura Express in June 2023 partly offset by the sales of the M/V Agamemnon and the M/V Archimidis, in July 2022, and the sale of the M/V Cape Agamemnon in November 2023;

•	the increase in our average indebtedness and the increase in the weighted average interest on our long-term debt, which increased to 6.2% for the year 2023 from 4.0% for the year 2022; and
•	the impairment charge we recognized in the year 2023 in connection with the sale of the M/V Cape Agamemnon as opposed to the gain on sale of vessel we recognized in the year 2022 in connection with the sale of the M/V Agamemnon and the M/V Archimidis.

Total Revenues

Total revenues, consisting of time and voyage charter revenues, amounted to $227.5 million for the year ended December 31, 2023, compared to $184.1 million for the year ended December 31, 2022.

The increase of $43.4 million was primarily a result of the net increase in the weighted average number of vessels in our on the water fleet by 1.2 vessels during the year ended December 31, 2023, and the higher charter rates earned by our vessels on average during the year 2023 compared to the year 2022.

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Time and voyage charter revenues are mainly comprised of the charter hires received from unaffiliated third-party charterers and are generally affected by the number of vessel operating days, the weighted average number of vessels in our fleet and the charter rates.

For the year ended December 31, 2023, BP, Cheniere, Hartree, Engie and Hapag-Lloyd accounted for 33%, 25%, 16%, 11% and 10% of the Company’s revenues, respectively.

Voyage Expenses

Total voyage expenses amounted to $11.9 million for the year ended December 31, 2023, compared to $13.0 million for the year ended December 31, 2022. The decrease of $1.1 million was primarily attributable to the sale of M/V Cape Agamemnon which was employed under voyage charters during both the year 2023 and 2022. In addition, we incurred increased voyage expenses as a result of the heightened inflation experienced in 2022 and 2023.

Voyage expenses primarily consist of bunkers, port expenses, canal dues and commissions. Commissions are paid to shipbrokers for negotiating and arranging charter party agreements on our behalf. Voyage expenses incurred during time charters are paid for by the charterer, except for commissions, which are paid for by us. Voyage expenses incurred during voyage charters or off-hire periods are paid for by us. Please also refer to Note 12 (Voyage Expenses and Vessel Operating Expenses) to the Financial Statements for information on the composition of our voyage expenses.

Vessel Operating Expenses

For the year ended December 31, 2023, our total vessel operating expenses amounted to $45.5 million compared to $35.3 million for the year ended December 31, 2022. The $10.2 million increase in total vessel operating expenses primarily reflects the increase in the number of vessels in our fleet during 2023 including the LNG/C vessels which are incurring higher operating expenses compared to the rest of our fleet. In addition, we incurred increased vessel operating expenses as a result of the heightened inflation experienced in 2022 and 2023.

Total vessel operating expenses for the year ended December 31, 2023, include expenses of $6.4 million incurred under the management agreements we have with our Managers, compared to $5.2 million during the year ended December 31, 2022.

See Note 12 (Voyage Expenses and Vessel Operating Expenses) to the Financial Statements for information on the composition of our vessel operating expenses.

General and Administrative Expenses

General and administrative expenses amounted to $13.4 million for the year ended December 31, 2023, compared to $10.7 million for the year ended December 31, 2022. The $2.7 million increase in general and administrative expenses was mainly attributable to costs incurred in connection with our agreement to acquire the Newbuild LNG/C Vessels pursuant to the Umbrella Agreement.

General and administrative expenses include board of directors’ fees and expenses, audit and certain legal fees, compensation costs related to our Omnibus Incentive Compensation Plan and other fees related to the expenses of the publicly traded Company.

Gain on sale of vessels

We did not recognize a gain on the sale of vessels during the year ended December 31, 2023, compared to $47.3 million recognized in the year 2022 in connection with the sale of the M/V Archimidis and the M/V Agamemnon in July 2022.

Vessel Depreciation and Amortization

Depreciation and amortization amounted to $50.3 million for the year ended December 31, 2023, compared to $40.0 million for the year ended December 31, 2022. The $10.3 million increase in vessel depreciation and amortization primarily reflects the net increase in the number of vessels in our fleet and the higher average acquisition cost of the LNG/C vessels during the year ended December 31, 2023.

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Generally, depreciation is expected to increase if the weighted average number of vessels in our fleet and/or our average acquisition cost of new vessels increases.

Impairment of vessel

On June 27, 2023, the Company agreed to sell the M/V Cape Agamemnon, to unaffiliated parties. Upon reaching the agreement to sell, the Company considered that the vessel met the criteria to be classified as held for sale and measured the vessel at the lower of its carrying amount and fair value less the cost associated with the sale. Consequently, the Company recognized an impairment charge for the year ended December 31, 2023, of $11.2 million. The Company did not recognize an impairment charge during the year ended December 31, 2022.

Interest expense and finance cost

Interest expense and finance cost amounted to $88.2 million for the year ended December 31, 2023, compared to $44.2 million for the year ended December 31, 2022. The increase of $44.0 million primarily reflects higher debt and interest costs incurred mainly as a result of higher average indebtedness and the increase in the weighted average interest rate for the year ended December 31, 2023, compared to 2022.

The weighted average interest rate on the debt outstanding under our financing arrangements for the year ended December 31, 2023, was 6.2%, compared to 4.0% for the year ended December 31, 2022. Please also refer to Note 8 (Long-term debt) to our Financial Statements included elsewhere herein.

Interest expense and finance costs include interest expense, amortization of financing charges, commitment fees and bank charges.

Net Income

Net income from continuing operations for the year ended December 31, 2023, amounted to $8.3 million compared to $86.3 million for the year ended December 31, 2022.

Foreign currency fluctuations/hedging

See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” of our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission (the “SEC”) on April 17, 2025 (the “Annual Report”) for information about our exposure to foreign currency fluctuations.

Government polices

See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Industry” of our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on April 17, 2025 for information on the risks arising from governmental economic, fiscal, monetary or political policies or factors.

B.	Liquidity and Capital Resources

As of December 31, 2024, total cash and cash equivalents (including restricted cash) were $336.5 million. Restricted cash under our financing arrangements amounted to $22.5 million. See also “-Borrowings (Financing Arrangements)” below for information regarding our financing arrangements.

Generally, our primary sources of funds have been cash from operations, bank borrowings, sale-leaseback arrangements and equity and debt securities offerings.

Cash from operations depends on our chartering activity. Depending on the prevailing market rates when our charters expire, we may not be able to re-charter our vessels at levels similar to their current charters, which may affect our future cash flows from operations. None of our charters is expected to expire in the coming 12 months. Cash flows from operations may be further affected by other factors described in “Item 3. Key Information- D. Risk Factors”.

Future minimum charter hire receipts, excluding any profit share revenue that may arise, based on non-cancellable time charter contracts, as of December 31, 2024 were:

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Year ending December 31,	In millions
2025	$386.7
2026	327.1
2027	281.8
2028	273.8
2029	254.6
Thereafter	618.3
Total	$2,142.3

Because we generally distribute all of our cash on hand at the end of each quarter after provision for reserves, we generally rely upon external financing sources, including bank borrowings and equity and debt securities offerings, to fund replacement, expansion and investment capital expenditures, and to refinance or repay outstanding indebtedness.

Our ability to maintain and grow our asset base, including through further dropdown opportunities from Capital Maritime and its affiliates or acquisitions from third parties, and to pay or increase our dividends as well as to maintain a strong balance sheet depends on, among other things, our ability to obtain required financing, access financial markets and refinance part or all of our existing indebtedness on commercially acceptable terms.

Subject to our ability to obtain required financing and access financial markets, we expect to continue to evaluate opportunities to acquire vessels and businesses.

As of December 31, 2024, total shareholders’ equity amounted to $1,343.0 million, an increase of $168.1 million compared to $1,174.9 million as of December 31, 2023. The increase reflects net income of $193.6 million for the twelve months to December 31, 2024, the amortization associated with the equity incentive plan of $6.9 million and other comprehensive gain of $1.3 million relating to the net effect of the cross-currency swap agreement we designated as an accounting hedge, partly offset by distributions declared and paid during the period in total amount of $33.8 million.

On November 13, 2023, we entered into the Umbrella Agreement with Capital Maritime and CGP LLC, which provides for the acquisition by the Company of the Newbuild LNG/C Vessels from Capital Maritime for a total acquisition price of $3,130.0 million. On December 21, 2023, we closed the Umbrella Agreement and entered into 11 Vessel SPAs to acquire 100% of the equity interests in each vessel-owning company of the Newbuild LNG/C Vessels. We closed the Vessel SPA for the LNG/C Amore Mio I concurrently with the closing of the Umbrella Agreement.

Upon entry into the Vessel SPAs for the Initial Vessels, namely the LNG/C vessels Axios II, Assos, Apostolos, Aktoras, Archimidis and Agamemnon, we paid to Capital Maritime a deposit of $174.4 million, or 10% of the aggregate acquisition price of such Initial Vessels. We closed the Vessel SPAs for the LNG/C Axios II, LNG/C Assos, LNG/C Aktoras, and LNG/C Apostolos in the first half of 2024 and we expect to complete the remaining acquisitions of each of the vessel-owning companies of the Initial Vessels upon each vessel’s delivery from Hyundai. The remaining purchase price with respect to each Initial Vessel will be paid upon delivery of such vessel and closing of the applicable Vessel SPA, with a total of $486.0 million remaining due for the Initial Vessels.

Upon entry into the Vessel SPAs for the Remaining Vessels, namely the LNG/C Alcaios I, Antaios I, Athlos and Archon, the Company paid Capital Maritime $138.1 million to acquire 100% of the equity interests in each of the vessel-owning companies of such Remaining Vessels, which are expected to be delivered to the Company between the third quarter of 2026 and the first quarter of 2027.

On June 3, 2024, we announced an investment in the Gas Fleet for a total amount of $756.0 million, with expected deliveries between the first quarter of 2026 and the third quarter of 2027. On June 17, 2024, and upon entry into 10 separate share purchase agreements with Capital Maritime, we paid to Capital Maritime $74.7 million to acquire 100% of the equity interests in each of the vessel-owning companies of the Gas Fleet, representing advances made to the shipyards by Capital Maritime under certain of the ship building contracts and a premium of $11.5 million.

The following table contains details of our commitments relating to acquisitions of vessels and vessels under construction:

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	In millions of United States Dollars $
Year ending December 31,	Initial Vessels	Remaining Vessels	Gas Fleet	Total
2025	-	126.1	105.3	231.4
2026	486.0	375.5	350.3	1,211.8
2027	-	307.2	172.1	479.3
Total	$486.0	$808.8	$627.7	$1,922.5

Subject to shipping, charter and financial market developments, we believe that our working capital is sufficient to meet our existing liquidity needs for at least the next 12 months from December 31, 2024.

For more information on our anticipated future cash requirements and resources please refer to Note 8 (Long-Term Debt) and Note 17 (Commitments and Contingencies) to our Financial Statements.

Cash Flows

The following table summarizes our cash and cash equivalents provided by / (used in) operating, financing and investing activities from continuing operations for the years presented below, in millions.

	2024	2023	2022
Net Cash Provided by Operating Activities of Continuing Operations	$189.6	$88.3	$98.4
Net Cash (Used in) / Provided by Investing Activities of Continuing Operations	$(1,201.2)	$(431.1)	$102.3
Net Cash Provided by / (Used in) Financing Activities of Continuing Operations	$747.6	$346.7	$(22.5)

Net Cash Provided by Operating Activities of Continuing Operations

Net cash provided by operating activities of continuing operations was $189.6 million for the year ended December 31, 2024 compared to $88.3 million for the year ended December 31, 2023. The increase of $101.3 million was mainly attributable to the increase in revenues due to the net increase in the average number of vessels in our fleet, the increase in trade payables and accrued and other liabilities, partly offset by the increase in inventories, the increase in revenues received in advance, the increase in vessel operating expenses due to the net increase in the average number of vessels in our fleet and the increase in interest expense and finance costs.

Net cash provided by operating activities was $88.3 million for the year ended December 31, 2023, compared to $98.4 million for the year ended December 31, 2022. The decrease of $10.1 million was mainly attributable to the increase in interest expense and finance costs and operating expenses, partly offset by the increase in our revenues, the decrease in prepayments and other assets, the decrease in inventories and the increase in trade payables and other payables.

Net Cash Used in Investing Activities of Continuing Operations

Net cash used in investing activities of continuing operations refers primarily to cash used for vessel acquisitions, amounts paid for vessels under construction and improvements, partly offset by proceeds from the sale of vessels.

Net cash used in investing activities of continuing operations for the year ended December 31, 2024, amounted to $1,201.2 million. During the year ended December 31, 2024, we paid $948.8 million to acquire the shares of the companies owning the LNG/C Axios II, the LNG/C Aktoras, the LNG/C Apostolos, and the LNG/C Assos and we paid advances for vessels under construction of $249.9 million, paid $2.3 million for vessel improvements and $0.2 million for expenses relating to the sale of vessels.

Net cash used in investing activities of continuing operations for the year ended December 31, 2023, amounted to $431.1 million. During the year ended December 31, 2023 we paid $233.0 million for the acquisition of the shares of the companies owning the M/V Itajai Express and the M/V Buenaventura Express, $218.0 million for the acquisition of the LNG/C Asterix I and $0.6 million for vessel improvements partly offset by net proceeds of $20.5 million received from the sale of the M/V Cape Agamemnon.

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Net cash provided by investing activities of continuing operations for the year ended December 31, 2022, amounted to $102.3 million. During the year 2022, we paid $24.0 million in advance for the acquisition of the M/V Itajai Express, the M/V Buenaventura Express and the LNG/C Asterix I which were delivered in 2023, and $0.8 million for vessel improvements, partly offset by $127.1 million of net proceeds received from the sale of the M/V Archimidis and the M/V Agamemnon.

Net Cash Provided by Financing Activities of Continuing Operations

Net cash provided by financing activities of continuing operations for the year ended December 31, 2024, was $747.6 million representing cash proceeds of $1,582.0 million from the issuance of eight new financing arrangements that we entered into in order to partly finance the acquisition of the shares of the companies owning the LNG/C Axios II, the LNG/C Apostolos, the LNG/C Aktoras, the LNG/C Assos, and the refinancing of the LNG/C Apostolos, the LNG/C Arisitidis I, the LNG/C Attalos and the LNG/C Asklipios partly offset by the amounts we paid:

•	$110.6 million for scheduled principal payments on our financing arrangements;
•	$541.8 million representing the amounts we repaid on the re-financings of the LNG/C Apostolos, the LNG/C Arisitidis I, the LNG/C Attalos and the LNG/C Asklipios;
•	$134.8 million representing the full repayment of the Seller’s Credit;
•	$12.9 million in financing and offering costs;
•	$0.5 million of costs related to the Rights Offering; and
•	$33.8 million of dividends to our shareholders.

Net cash provided by financing activities of continuing operations for the year ended December 31, 2023, was $346.7 million representing mainly cash proceeds of $392.0 million from three new financing arrangements that we entered into in order to partly finance the acquisition of the shares of the companies owning the M/V Itajai Express, the LNG/C Asterix I and the M/V Buenaventura Express and $45.0 million of net proceeds from the issuance of units under the Rights Offering, partly offset by $3.8 million of financing costs paid, $70.2 million of scheduled principal payments, $4.1 million paid to acquire common units under our Unit Repurchase Program and $12.2 million of dividends to our unit holders.

Net cash used in financing activities of continuing operations for the year ended December 31, 2022, was $22.5 million representing mainly cash proceeds of $101.3 million from the issuance of €100.0 million ($101.3 million) Bonds in July 2022, partly offset by $3.6 million of financing costs paid, $102.1 million paid on scheduled principal payments for the year, debt repayments in connection with the sale of the M/V Archimidis and the M/V Agamemnon, the repayment in full of our 2017 credit facility and the repayment of our seller’s credit, $12.2 million of dividends paid to our common unit holders and $5.9 million paid to acquire common units under our repurchase program.

Borrowings (Financing Arrangements)

Our long-term borrowings are reflected in our balance sheet in non-current liabilities as “Long-term debt, net” and in current liabilities as “Current portion of long-term debt, net”.

As of December 31, 2024 and 2023 our total borrowings from continuing operations were $2,504.0 million and $1,590.8 million respectively. See Note 8 (Long-Term Debt) to our Financial Statements for further discussion of our long-term debt.

For the year 2024:

The 2024 Bocomm – LNG/C Asklipios and the 2024 Bocomm – LNG/C Attalos Sale and Lease Backs

On August 23, 2024, we entered into two separate sale and lease back agreements with subsidiaries of the Bank of Communications Financial Leasing Co., Ltd (“Bocomm”) for the LNG/C Asklipios and the LNG/C Attalos, for an amount of $162.5 million each with the purpose of refinancing the then outstanding balance of both vessels of $250.4 million under the sale and lease back arrangements that the companies owning the vessels had entered into with CMB Financial Leasing Co., Ltd (“CMBFL”) in 2021. The new sale and lease back agreements have remaining duration, starting from August 29, 2024, when the refinancing was completed, of seven years.

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The 2024 – LNG/C Aristidis I credit facility and 2021 LNG/C Aristidis I credit facility

Upon the acquisition of the LNG/C Aristidis I on December 16, 2021, we assumed the respective debt previously incurred by the seller, of $123.0 million, under a syndicate credit facility led by ING. On June 25, 2024, the vessel-owning company of the LNG/C Aristidis I entered into a new credit facility with NBG, of up to $155.0 million, mainly for the full repayment of the 2021 LNG/C Aristidis I credit facility. We are acting as a parent guarantor and the facility has a duration of seven years. We drew down the full amount of the facility on June 26, 2024. On June 28, 2024, we fully repaid $99.4 million of the 2021 LNG/C Aristidis I credit facility using proceeds from the 2024 - LNG/C Aristidis I credit facility. The 2021 LNG/C Aristidis I credit facility had a maturity in December 2027.

The 2024 – LNG/C Apostolos Jolco and 2024 – LNG/C Apostolos credit facility

On June 20, 2024, the vessel-owning company of the LNG/C Apostolos entered into a new credit facility with BNP, of up to $192.0 million, for the purpose of partially financing the construction of the vessel. During June 2024 we drew down the full amount of the facility. On June 25, 2024, the vessel-owning company of the LNG/C Apostolos entered into a new sale and lease back agreement, of up to $240.0 million, for the purpose of full repayment of the 2024 - LNG/C Apostolos credit facility. The sale and lease back agreement has a duration of eight years. On July 16, 2024, we drew down the full amount of 2024 - LNG/C Apostolos Jolco and we fully repaid the 2024 - LNG/C Apostolos credit facility using proceeds from the 2024 - LNG/C Apostolos Jolco.

The 2024 – LNG/C Aktoras credit facility

On May 31, 2024, the vessel-owning company of the LNG/C Aktoras entered into a new credit facility with Piraeus, of up to $240.0 million, for the purpose of partially financing the construction of the vessel. We are acting as a parent guarantor. During June 2024, we drew down the full amount of the facility. The facility has a duration of seven years.

The 2021 Bocomm

On May 14, 2024, we agreed with Bocomm to amend certain of the terms included in two separate sale and lease back agreements that the companies owning the vessels LNG/C Aristos I and the LNG/C Aristarchos had entered into with Bocomm in 2021. Specifically, effective from May 2024, we agreed to reduce the interest paid on the outstanding amount and extended the maturity for both agreements by two years. We entered into the initial agreements upon the acquisition of the LNG/C Aristos I and the LNG/C Aristarchos on September 3, 2021 and we then assumed indebtedness of $148.9 million and $155.4 million, respectively, under the respective sale and lease back transactions. The agreements had initial maturity on October 2027 and May 2028, respectively

The 2023 – LNG/C Assos Jolco

On December 22, 2023, we entered into a new sale and lease back agreement of up to $240.0 million, for the purpose of partially financing the acquisition of the shares of the vessel-owning company of the LNG/C Assos. The full amount of the sale and lease back agreement was drawn in May 2024. The agreement has a duration of eight years.

The 2024 – LNG/C Axios II credit facility

On December 20, 2023, the vessel-owning company of the LNG/C Axios II entered into a new credit facility with ING, of up to $190.0 million, for the purpose of partially financing the construction of the vessel. We are acting as a parent guarantor. We drew down the full amount of the facility on January 2, 2024, upon the completion of the acquisition of the vessel from Capital Maritime. The facility has a duration of seven years.

The Seller’s Credit

On December 21, 2023, upon closing of the Umbrella Agreement we entered into the Seller’s Credit with Capital Maritime, in an amount of up to $220.0 million in order to finance a portion of the purchase price of the Newbuild LNG/C Vessels. The Seller’s Credit provides for interest at a rate of 7.5% per annum and has a maturity date of June 30, 2027. On January 2, 2024, upon the delivery of the LNG/C Axios II, we utilized $92.6 million under the Seller’s Credit. On February 28, March 11 and April 24, 2024, after the deliveries of the M/V Long Beach Express, the M/V Akadimos and the M/V Athenian (which are presented in discontinued operations), to their new owners, we repaid the amounts outstanding under the Seller’s Credit of $12.8 million, $40.0 million and $39.8 million, respectively, leaving the remaining unutilized amount at $127.4 million. Following the sales of the M/V Athos (April 22, 2024), the M/V Seattle Express (April 26, 2024), the M/V Aristomenis (May 3, 2024) and the M/V Fos Express (May 3, 2024) (which are presented in discontinued operations), the unutilized amount under the Seller’s Credit was automatically reduced by $85.2 million to $42.2 million. On June 5 and June 28, 2024, upon the deliveries of the LNG/C Aktoras and the LNG/C Apostolos, we utilized the remaining unutilized amount of $42.2 million, which we subsequently repaid in full on November 26, 2024, following the delivery of the M/V Hyundai Premium (which is presented in discontinued operations) to its new owner. As of December 31, 2024, there were no amounts outstanding or unutilized under the Seller’s Credit.

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For the year 2023:

The 2023 CMBFL - LNG/C AMI

On December 21, 2023, we assumed the 2023 CMBFL - LNG/C AMI, consisting of a $196.3 million sale and leaseback transaction for the purpose of partially financing the acquisition of the shares of the company owning the LNG/C Amore Mio I. The agreement has a tenor of 10 years from issuance and offers the option to repurchase the vessel at a predetermined price after the first anniversary of the arrangement, together with a purchase obligation of $98.2 million at the expiration of the lease in October 2033.

The 2023 Credit Facility

On June 13, 2023, we entered into a new syndicated credit facility led by Cathay United Bank for up to $100.0 million for the purpose of partially financing the acquisition of the M/V Buenaventura Express. The full amount of the facility was drawn on June 15, 2023. It has a duration of eight years.

The 2023 CMBFL - LNG/C

On February 7, 2023, we entered into the 2023 CMBFL - LNG/C, with CMBFL, consisting of up to $184.0 million of available funds, for the purpose of partially financing the acquisition of the shares of the company owning the LNG/C Asterix I. The full amount of the sale and lease back agreement was drawn on February 17, 2023. It has a duration of 10 years.

The 2022 Jolco

On December 23, 2022, we entered into a sale and lease back agreement for up to $108.0 million for the purpose of partially financing the acquisition of the shares of the company owning the M/V Itajai Express. The full amount of the sale and lease back agreement was drawn on January 6, 2023. It has a duration of eight years.

Senior Unsecured Bonds

On October 20, 2021, the wholly owned subsidiary of the Company, CPLP PLC, issued €150.0 million of senior unsecured bonds in Greece. The Bonds are guaranteed by the Company, mature in October 2026 and have a coupon of 2.65%, payable semi-annually. The trading of the Bonds on the Athens Stock Exchange commenced on October 25, 2021.

On July 22, 2022, the wholly owned subsidiary of the Company, CPLP PLC, issued €100.0 million of senior unsecured bonds in Greece. The Bonds are guaranteed by the Company, mature in July 2029 and have a coupon of 4.40%, payable semi-annually. The trading of the Bonds on the Athens Stock Exchange commenced on July 27, 2022.

On December 2, 2021 we entered into a cross-currency swap agreement with Piraeus exchanging €120.0 million with $139.7 million paying a fixed annual rate of 3.66%. The agreement’s effective date is October 21, 2021 and its maturity date is October 21, 2025.

On December 13, 2021, we entered into a cross-currency swap agreement with Alpha Bank SA exchanging €30.0 million with $34.9 million paying a fixed annual rate of 3.69%. The agreement’s effective date is October 21, 2021 and its maturity date is October 21, 2025.

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On August 4, 2022, we entered into a cross-currency swap agreement with Piraeus exchanging €100.0 million with $101.8 million paying a fixed annual rate of 6.55%. The agreement’s effective date is July 26, 2022 and its maturity date is July 26, 2029.

The required annual payments to be made subsequently to December 31, 2024, with reference to our financing arrangements are as follows:

For the year ending December 31,	In millions
2025	$127.1
2026	284.8
2027	113.0
2028	114.7
2029	304.5
Thereafter	1,559.9
Total	$2,504.0

Our financing arrangements, other than the Bonds, contain customary ship finance covenants, including restrictions as to changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness and the mortgaging of vessels.

Our financing arrangements including the Bonds also contain financial covenants:

•	to maintain minimum free consolidated liquidity of at least $0.5 million per collateralized vessel;
•	to maintain a ratio of EBITDA (as defined therein) to net interest expense of at least 2.00 to 1.00 on a trailing four quarter basis; and
•	not to exceed a specified maximum leverage ratio in the form of a ratio of total net indebtedness to (fair value adjusted) total assets of 0.75.

In addition, the Bonds require that:

•	we maintain a pledged DSRA with a minimum balance €0.1 million;
•	we deposit to the DSRA 50% of any cash dividends to shareholders exceeding $20.0 million per annum, capped at 1/3 of the par value of the Bonds outstanding at the time; and
•	if our MVAN falls below $300.0 million then to deposit to the DSRA the difference between the MVAN and the $300.0 million (capped to 1/3 of the par value of the Bonds outstanding).

Furthermore, all our financing arrangements other than the Bonds provide that:

•	we are required to maintain a minimum security coverage ratio, usually defined as the ratio of the market value of the collateralized vessels or vessel and net realizable value of additional acceptable security to the respective outstanding amount under the applicable financing arrangement between 110% and 120%;
•	the vessel-owning subsidiaries may pay dividends or make distributions provided that no event of default has occurred and the payment of such dividend or distribution does not result in an event of default, including a breach of any of the financial covenants; and

•	the earnings, insurances and requisition compensation of the vessels are required to be assigned as collateral and additional security, including pledge and charge on current account, corporate guarantee from each of the vessel-owning subsidiaries and mortgage interest insurance, is also required.

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These financing arrangements are secured by first-priority mortgages over all our vessels and are guaranteed by each vessel-owning subsidiary and contain a “Market Disruption Clause,” which the lenders may unilaterally trigger, requiring us to compensate the lenders for any increases to their funding costs caused by disruptions to the market.

As of December 31, 2024, we were in compliance with all financial debt covenants under all our financing arrangements.

Our ability to comply with the covenants and restrictions contained in our financing arrangements may be affected by events beyond our control, including prevailing economic, financial and industry conditions, interest rate developments, changes in the funding costs of our financing institutions and changes in vessel earnings and asset valuations. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our financing arrangements, or if we trigger a cross-default currently contained in our financing arrangements, we may be forced to suspend our dividends, a significant portion of our obligations may become immediately due and payable and our lenders’ commitment to make further loans to us (if any) may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under certain of our credit facilities are secured by our vessels or through the ownership of the vessels, and if we are unable to repay, or otherwise default on, our financing arrangements, the lenders could seek to take control of these assets.

Furthermore, any contemplated vessel acquisitions will have to be at levels that do not impair the required ratios described above. If the estimated asset values of our vessels decrease, we may be obligated to prepay part of our outstanding debt in order to remain in compliance with the relevant covenants in our financing arrangements. A decline in the market value of our vessels could also affect our ability to refinance our debt and/or limit our ability to obtain additional financing. A decrease of 10% in the fair market values of our vessels would not cause any violation of the indebtedness to market value covenants, contained in our financing arrangements.

C.	Research and Development. Not applicable.

Not applicable.

D.	Trend Information.

Our results of operations depend primarily on the charter hire rates that we are able to realize for our vessels, which depend on, among other things, the demand and supply dynamics characterizing the LNG/C, other gas carriage, wider energy transition gas and container markets at the time of chartering a vessel, please also refer to “Item 3. Key Information-D Risk Factors-Risks Related to Our Industry” of our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on April 17, 2025. For other trends affecting our business please see other discussions in “-A. Operating Results” above.

E.	Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations is based upon our Financial Statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting estimates are those estimates made in accordance with U.S. GAAP that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations. We have described below what we believe our critical accounting estimates are. For a description of our significant accounting policies, see Note 2 (Significant Accounting Policies) to our Financial Statements.

Impairment

The carrying value of each of our vessels represents its original cost (contract price, initial expenditures and improvements) at the time of delivery or purchase less accumulated depreciation or impairment charges. The carrying values of our vessels and charters attached, may not represent their fair market value at any point in time since the market prices of second-hand vessels and charters attached tend to fluctuate with changes in charter rates and the cost of newbuilds.

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Our estimates of basic market value used in the identification of impairment indicators assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified in class without notations of any kind. Our estimates are based on the average of two estimated market values for the vessels and the charters attached, received from third-party independent shipbrokers approved by our financing providers. Vessel values are highly volatile. Accordingly, our estimates may not be indicative of the current or future basic market value of the vessels or prices that could be achieved if the vessels were to be sold.

In case an impairment indicator exists for any of our vessels, we perform undiscounted cash flow tests, as an impairment analysis, in which we make estimates and assumptions relating to determining the projected undiscounted net operating cash flows by considering the following:

-	the charter revenues from existing time charters for the fixed fleet days (our remaining charter agreement rates);
-	vessel operating expenses;
-	dry-docking expenditures;
-	an estimated gross daily time charter rate for the unfixed days (based on the ten-year historical average of time charters with duration of one year) over the remaining economic life of each vessel, excluding days of scheduled off-hires;
-	residual value of vessels;
-	commercial and technical management fees;
-	a utilization rate based on the fleet’s historical performance; and
-	the remaining estimated life of our vessels.

As of December 31, 2024 and 2023, the carrying amount of each vessel, including the book value of the attached time charter, if any, in our fleet did not exceed its respective charter-attached market value. Accordingly, no undiscounted cash flow tests were required to be performed for any of our vessels, and, as a result, this is not considered a critical accounting estimate.

17

Exhibit II

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Capital Clean Energy Carriers Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Capital Clean Energy Carriers Corp. (formerly Capital Product Partners L.P.) and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income, changes in shareholders’ equity and partners’ capital, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 17, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit MattersCritical audit matters are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

Critical Audit Matters

Critical audit matters are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece
April 17, 2025 (December 10, 2025, as to the effects of the reporting of the vessel M/V Manzanillo Express in discontinued operations described in Note 3)

We have served as the Company’s auditor since 2006.

F- 1

Capital Clean Energy Carriers Corp. Consolidated Balance Sheets (In thousands of United States Dollars, except number of shares)

	As of December 31, 2024	As of December 31, 2023
Assets
Current assets
Cash and cash equivalents	$313,988	$192,420
Trade accounts receivable, net	3,726	1,890
Prepayments and other assets	7,359	6,551
Due from related party (Note 5)	1,131	402
Inventories	4,584	2,740
Claims	865	865
Current assets of discontinued operations (Note 3)	73,890	20,636
Total current assets	405,543	225,504
Fixed assets
Advances for vessels under construction – related party (Notes 5, 6)	54,000	174,400
Vessels, net and vessels under construction (Note 6)	3,415,915	2,096,625
Total fixed assets	3,469,915	2,271,025
Other non-current assets
Above market acquired charters (Note 7)	101,574	73,969
Deferred charges, net	361	—
Restricted cash (Note 8)	22,521	11,721
Derivative asset (Note 9)	1,574	6,636
Prepayments and other assets	4	1,325
Non-current assets of discontinued operations (Note 3)	111,390	550,119
Total non-current assets	3,707,339	2,914,795
Total assets	$4,112,882	$3,140,299
Liabilities and Shareholders’ Equity
Current liabilities
Current portion of long-term debt, net (Note 8)	$123,198	$88,274
Trade accounts payable	14,857	9,440
Due to related parties (Note 5)	3,542	4,156
Accrued liabilities (Note 11)	31,783	18,498
Deferred revenue	29,804	19,100
Derivative liabilities (Note 9)	18,114	—
Current liabilities of discontinued operations (Note 3)	22,193	44,462
Total current liabilities	243,491	183,930
Long-term liabilities
Long-term debt, net (Note 8)	2,361,456	1,491,338
Derivative liabilities (Note 9)	—	7,180
Below market acquired charters (Note 7)	75,659	85,408
Deferred revenue	634	4,001
Non-current liabilities of discontinued operations (including $6,000 payable to related party as of December 31, 2023) (Note 3)	88,673	193,509
Total long-term liabilities	2,526,422	1,781,436
Total liabilities	2,769,913	1,965,366
Commitments and contingencies (Note 17)	—	—
Shareholders’ Equity
General Partner (348,570 General partner units as of December 31, 2023) (Note 14)	—	12,885
Limited Partners - Common (55,909,665 units issued and 55,039,143 units outstanding as of December 31, 2023) (Note 14)	—	1,171,573
Treasury Units (870,522 as of December 31, 2023) (Note 14)	—	(7,939)
Accumulated other comprehensive loss	(289)	(1,586)
Common shares ($0.01 par value, 59,938,374 shares issued and 58,387,313 shares outstanding as of December 31, 2024) (Notes 1, 14)	599	—
Additional paid-in capital	1,240,044	—
Retained earnings	102,615	—
Total shareholders’ equity	1,342,969	1,174,933
Total liabilities and shareholders’ equity	$4,112,882	$3,140,299

The accompanying notes are an integral part of these consolidated financial statements.

F- 2

Capital Clean Energy Carriers Corp. Consolidated Statements of Comprehensive Income (In thousands of United States Dollars except number of shares and net income per share)

	For the years ended December 31,
	2024	2023	2022
Revenues (Note 4)	$355,076	$227,464	$184,091
Expenses / (income), net:
Voyage expenses (Note 12)	10,190	11,855	12,985
Vessel operating expenses (Note 12)	52,695	39,091	30,111
Vessel operating expenses - related parties (Notes 5, 12)	9,142	6,385	5,214
General and administrative expenses (including $2,980, $2,564 and $2,244 to related parties, for the years ended December 31, 2024, 2023 and 2022, respectively) (Notes 5, 15)	16,682	13,445	10,681
Vessel depreciation and amortization (Note 6)	81,554	50,264	40,020
Gain on sale of vessels	—	—	(47,275)
Impairment of vessels (Note 6)	—	11,157	—
Operating income, net	184,813	95,267	132,355
Other income / (expense), net:
Interest expense and finance cost (including $3,174 to related party, for the year ended December 31, 2024) (Note 5, 8)	(132,491)	(88,235)	(44,222)
Other income / (expense), net	3,310	1,253	(1,853)
Total other expense, net	(129,181)	(86,982)	(46,075)
Net income from continuing operations	55,632	8,285	86,280
Net income from discontinued operations (Note 3)	138,002	38,923	39,141
Net income from operations	193,634	47,208	125,421
Net income attributable to General Partner (Note 16)	743	680	2,157
Deemed dividend to General Partner (Note 16)	46,184	—	—
Net income attributable to unvested shares (Note 16)	808	929	3,662
Net income attributable to common shareholders (Note 16)	145,899	45,599	119,602
Net income from continuing operations per:
• Common share, basic and diluted	$0.16	$0.38	$4.26
Weighted-average shares outstanding:
• Common shares, basic and diluted	56,094,666	21,182,471	19,325,030
Net income from discontinued operations per:
• Common share, basic and diluted	$2.44	$1.77	$1.93
Weighted-average shares outstanding:
• Common shares, basic and diluted	56,094,666	21,182,471	19,325,030
Net income from operations per:
• Common share, basic and diluted	$2.60	$2.15	$6.19
Weighted-average shares outstanding:
• Common shares, basic and diluted	56,094,666	21,182,471	19,325,030
Net income from operations	193,634	47,208	125,421
Other comprehensive income /(loss):
Unrealized income/ (loss) on derivative instruments (Note 9)	1,297	3,180	(4,766)
Total comprehensive income	$194,931	$50,388	$120,655

The accompanying notes are an integral part of these consolidated financial statements.

F- 3

Capital Clean Energy Carriers Corp. Consolidated Statements of Changes in Shareholders’ Equity and Partners’ Capital (In thousands of United States Dollars)

The statements below for the period from January 1, 2024, to August 25, 2024 and for the years ended December 31, 2023 and 2022 represent Capital Clean Energy Carriers Corp. as a partnership prior to the Conversion. The statement below for the period from August 26, 2024, to December 31, 2024 represents Capital Clean Energy Carriers Corp. as a corporation subsequent to the Conversion.

	No. of Shares	Share Capital	General Partner	Common Unitholders	Treasury Units	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance at January 1, 2022	—	$—	$10,466	$519,497	$(4,499)	$—	$—	$—	$525,464
Distributions declared / paid (distributions of $ 0.60 per common unit)	—	—	(209)	(11,946)	—	—	—	—	(12,155)
Partnership’s net income	—	—	2,157	123,264	—	—	—	—	125,421
Equity compensation expense (Note 15)	—	—	—	3,790	—	—	—	—	3,790
Re-issuance of treasury units in connection with the acquisition of vessel owning companies (Notes 5, 14)	—	—	—	—	6,583	—	—	—	6,583
Repurchase of common units (Note 14)	—	—	—	—	(5,911)	—	—	—	(5,911)
Other comprehensive loss (Note 9)	—	—	—	—	—	—	—	(4,766)	(4,766)
Balance at December 31, 2022	—	$—	$12,414	$634,605	$(3,827)	$—	$—	$(4,766)	$638,426
Distributions declared / paid (distributions of $0.60 per common unit)	—	—	(209)	(12,033)	—	—	—	—	(12,242)
Partnership’s net income	—	—	680	46,528	—	—	—	—	47,208
Issuance of Partnership’s common units, net – rights offering (Note 1)	—	—	—	498,687	—	—	—	—	498,687
Equity compensation expense (Note 15)	—	—	—	3,786	—	—	—	—	3,786
Repurchase of common units (Note 14)	—	—	—	—	(4,112)	—	—	—	(4,112)
Other comprehensive income (Note 9)	—	—	—	—	—	—	—	3,180	3,180
Balance at December 31, 2023	—	$—	$12,885	$1,171,573	$(7,939)	$—	$—	$(1,586)	$1,174,933
Distributions declared / paid (distributions of $0.45 per common unit)	—	—	(155)	(24,900)	—	—	—	—	(25,055)
Partnership’s net income	—	—	516	81,745	—	—	—	—	82,261
Equity compensation expense (Note 15)	—	—	—	4,093	—	—	—	—	4,093
Other comprehensive income (Note 9)	—	—	—	—	—	—	—	179	179
Balance at August 25, 2024	—	$—	$13,246	$1,232,511	$(7,939)	$—	$—	$(1,407)	$1,236,411
Dividends declared / paid (distributions of $0.15 per common share)	—	—	—	—	—	—	(8,758)	—	(8,758)
Net Income from 26/8/24 to 31/12/24	—	—	—	—	—	—	111,373	—	111,373
Equity compensation expense (Note 15)	—	—	—	—	—	2,825	—	—	2,825
Conversion of 54,887,313 common units to common shares and 1,551,061 treasury units to treasury shares (Note 1, 14)	56,438,374	564	—	—	—	(564)	—	—	—
Conversion of 348,570 general partner units into 3,500,000 common shares (Note 1, 14)	3,500,000	35	46,184	(46,184)	—	(35)	—	—	—
Reclassification resulting from the Conversion (Note 1, 14)	—	—	(59,430)	(1,186,327)	7,939	1,237,818	—	—	—
Other comprehensive income (Note 9)	—	—	—	—	—	—	—	1,118	1,118
Balance at December 31, 2024	59,938,374	$599	$—	$—	$—	$1,240,044	$102,615	$(289)	$1,342,969

The accompanying notes are an integral part of these consolidated financial statements.

F- 4

Capital Clean Energy Carriers Corp. Consolidated Statements of Cash flows (In thousands of United States Dollars)

	For the years ended December 31,
	2024	2023	2022
Cash flows from operating activities of continuing operations:
Net income from operations	$193,634	$47,208	$125,421
Less: Net income from discontinued operations	138,002	38,923	39,141
Net income from continuing operation	55,632	8,285	86,280
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization (Note 6)	81,554	50,264	40,020
Impairment of vessels (Note 6)	—	11,157	—
Gain on sale of vessels	—	—	(47,275)
Amortization and write-off of deferred financing costs	3,210	1,840	1,399
Amortization / accretion of above / below market acquired charters (Note 7)	15,864	(4,646)	6,473
Amortization of ineffective portion of derivatives	(209)	(260)	—
Equity compensation expense (Note 15)	6,918	3,786	3,790
Change in fair value of derivatives (Note 9)	10,934	(5,529)	10,959
Unrealized bonds exchange differences (Note 8)	(9,848)	6,018	(10,896)
Unrealized cash, cash equivalents and restricted cash exchange differences	—	—	(493)
Changes in operating assets and liabilities:
Trade accounts receivable, net	(1,836)	170	3,766
Prepayments and other assets	513	850	(6,111)
Due from related party	716	(1,847)	—
Inventories	(1,844)	1,513	(1,009)
Claims	—	—	302
Trade accounts payable	5,632	3,020	(798)
Due to related parties	1,386	1,140	(164)
Accrued liabilities	13,596	4,025	4,165
Deferred revenue	7,337	8,499	8,031
Net cash provided by operating activities of continuing operations	$189,555	$88,285	$98,439
Cash flows from investing activities of continuing operations:
Vessel acquisitions, vessels under construction and improvements including acquired time and bareboat charter agreements (Notes 6, 7)	(1,200,981)	(451,598)	(24,782)
(Expenses paid for the sale of vessels) / proceeds from sale of vessels, net (Note 6)	(219)	20,540	127,123
Net cash (used in) provided by investing activities of continuing operations	$(1,201,200)	$(431,058)	$102,341
Cash flows from financing activities of continuing operations:
Proceeds from long-term debt (Note 8)	1,582,000	392,000	101,276
Deferred financing and offering costs paid	(12,911)	(3,822)	(3,559)
Payments of long-term debt (Note 8)	(787,160)	(70,154)	(102,125)
Proceeds from rights offering (Notes 1, 14)	—	45,817	—
Rights offering costs paid	(476)	(824)	—
Repurchase of common units (Note 14)	—	(4,112)	(5,911)
Dividends paid (Note 14)	(33,813)	(12,242)	(12,155)
Net cash provided by / (used in) financing activities of continuing operations	$747,640	$346,663	$(22,474)
Net (decrease) / increase in cash, cash equivalents and restricted cash from continuing operations	$(264,005)	$3,890	$178,306
Cash flows from discontinued operations
Operating activities	50,963	101,090	74,210
Investing activities	448,062	(16,034)	(116,450)
Financing activities	(102,652)	(39,651)	(12,617)
Net increase / (decrease) in cash, cash equivalents and restricted cash from discontinued operations	396,373	45,405	(54,857)
Net increase in cash, cash equivalents and restricted cash	132,368	49,295	123,449
Effect of exchange rate changes on cash, cash equivalents and restricted cash	—	—	493
Cash, cash equivalents and restricted cash at the beginning of the year	$204,141	$154,846	$30,905
Cash, cash equivalents and restricted cash at the end of the year	$336,509	$204,141	$154,847
Supplemental cash flow information
Cash paid for interest net of interest capitalized during the construction period (Note 2(m))	$131,870	$98,606	$49,179
Non-Cash Investing and Financing Activities
Capital expenditures included in liabilities	4,140	6,684	1,663
Capitalized dry-docking costs included in liabilities	4,149	4,149	29
Deferred financing costs included in liabilities	86	1,934	220
Expenses for sale of vessels included in liabilities (Note 6)	5,396	440	1,300
Seller’s credit agreements in connection with the acquisition of vessel owning companies (Notes 5, 6, 8)	134,764	—	—
Sale and lease back agreements and credit facility assumed in connection with the acquisition of vessel owning companies (Notes 6, 8)	—	196,317	—
Amounts for the acquisition of vessel owning companies and companies owning vessels under construction, netted against the amount due from CMTC pursuant to the Standby Purchase Agreement (Notes 1, 5, 6, 14)	—	279,783	—
Advances for vessels under construction - related party, netted against the amount due from CMTC pursuant to the Standby Purchase Agreement (Notes 1, 5, 6, 14)	—	174,400	—
Re-issuance of treasury units in connection with the acquisition of a vessel owning company (Notes 6, 14)	—	—	6,583
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	313,988	192,420	144,634
Restricted cash - non-current assets	22,521	11,721	10,213
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	$336,509	$204,141	$154,847

The accompanying notes are an integral part of these consolidated financial statements.

F- 5

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

1. Basis of Presentation and General Information

Capital Clean Energy Carriers Corp. (the “Company or CCEC”) is an international owner of ocean-going vessels, with a focus on the energy transition. As of December 31, 2024, Company’s in-the-water fleet included 17 high specification vessels, including 12 latest generation Liquified Natural Gas Carriers (“LNG/Cs”) and five legacy Neo-Panamax container vessels three of which we have agreed to sell in 2025 (Note 3). In addition, our under-construction fleet includes six additional latest generation LNG/Cs, six dual-fuel Medium Gas Carriers (“MGCs”) and four Handy Liquified CO2 Multi-Gas Carriers (“LCO2 – HMGC”), to be delivered between the first quarter of 2026 and the third quarter of 2027. The Company’s vessels operate under medium to long-term time and bareboat charters.

The Company was originally formed on January 16, 2007, as a Marshall Islands limited partnership with the name Capital Product Partners L.P. (the “Partnership” or “CPP”). On August 26, 2024, (the “Effective Date”), the Partnership converted from a Marshall Islands limited partnership to a Marshall Islands corporation and changed its name to Capital Clean Energy Carriers Corp. (the “Conversion”). The Conversion and the name change were approved by the majority of the Partnership’s unitholders, the conflicts committee of the Partnership’s board of directors, the Partnership’s full board of directors and the Partnership’s general partner, Capital GP L.L.C. (the “CGP”). As a result of the Conversion the following changes to the capital structure and corporate governance, among others, occurred:

(i) each common unit of the Partnership outstanding immediately prior to the Effective Date was converted into one common share of CCEC with par value of $0.01 per share (the “common shares”);

(ii) the 348,570 general partner units and the general partner’s incentive distribution rights, in each case, outstanding immediately prior to the Effective Date were converted into an aggregate of 3,500,000 common shares;

(iii) CGP gave up its existing management and consent rights with respect to CPP, including its right to appoint three directors to CPP’s board of directors and its veto rights over, among other things, approval of mergers, consolidations and other significant corporate transactions and amendments to CPP’s governing documents;

(iv) following the Conversion, the board of directors consist of eight directors, a majority of which are “independent” in accordance with Nasdaq rules; and

(v) until Capital Maritime & Trading Corp. (“CMTC”) and its affiliates cease to own at least 25% of the outstanding common shares, CMTC and its affiliates will have the right to nominate three out of the eight directors to the board. If the holdings of CMTC and its affiliates fall below 25% but remain above 15% of the outstanding common shares, CMTC and its affiliates thereafter will have the right to nominate two out of eight directors to the board. If the holdings of CMTC and its affiliates fall below 15% but remain above 5% of the outstanding common shares, CMTC and its affiliates thereafter will have the right to nominate one out of eight directors to the board. If the holdings of CMTC and its affiliates fall below 5%, CMTC will no longer have any rights to nominate directors to the board. The remaining members of the board of directors will be nominated by CCEC’s nominating committee and all directors will be elected by majority vote of the holders of common shares (including CMTC and its affiliates), other than in a contested election, in which the election of directors will be by a plurality vote.

The Conversion is deemed a continuation of the existence of the Partnership in the form of a Marshall Islands corporation, with the existence of the Company deemed to have commenced on the date the Partnership commenced its existence. Following the Conversion the Company’s common shares are trading on the Nasdaq Global Select Market under the name “Capital Clean Energy Carriers Corp.” with the ticker symbol CCEC. Except where the context otherwise requires, references herein to CCEC or the Company for periods prior to the Conversion are to CPP, and references to common shares for periods prior to the Conversion are to common units of CPP. The financial impact of the Conversion reflected in the audited consolidated financial statements contained herein consisted of (i) reclassifications from partnership equity accounts to equity accounts reflective of a corporation and (ii) the recognition of a deemed dividend relating to the conversion of 348,570 general partner units and the general partner’s incentive distribution rights into 3,500,000 common shares (Note 14).

Following the announcement of the Company on November 13, 2023, of its intention to shift its business focus towards liquified natural gas and energy transition shipping and gradually divest from its non-core assets, the Company entered into 13 memoranda of agreement (“MOA”) with third parties for the disposal of 13 container carrier vessels. The Company determined that the assets and liabilities, results of operations and cash flows of the 13 container carrier vessels met the criteria to be reported in discontinued operations. The container carrier vessels that the Company sold are listed below.

Name of Vessel	Type	Twenty-foot Equivalent Unit (“TEU”)	MOA Date	Delivery
M/V Akadimos	Neo Panamax Container Vessel	9,288	January 31, 2024	March 8, 2024
M/V Long Beach Express	Panamax Container Vessel	5,089	December 15, 2023	February 26, 2024
M/V Seattle Express	Panamax Container Vessel	5,089	February 14, 2024	April 26, 2024
M/V Fos Express	Panamax Container Vessel	5,089	February 14, 2024	May 3, 2024
M/V Athenian	Neo Panamax Container Vessel	9,954	March 1, 2024	April 22, 2024
M/V Athos	Neo Panamax Container Vessel	9,954	March 1, 2024	April 22, 2024
M/V Aristomenis	Neo Panamax Container Vessel	9,954	March 1, 2024	May 3, 2024
M/V Hyundai Premium	Neo Panamax Container Vessel	5,023	September 12, 2024	November 22, 2024
M/V Hyundai Paramount	Neo Panamax Container Vessel	5,023	September 12, 2024	December 20, 2024
M/V Hyundai Prestige	Neo Panamax Container Vessel	5,023	September 12, 2024	December 5, 2024
M/V Hyundai Privilege	Neo Panamax Container Vessel	5,023	September 12, 2024	January 10, 2025
M/V Hyundai Platinum	Neo Panamax Container Vessel	5,023	September 12, 2024	March 10, 2025
M/V Manzanillo Express	Neo Panamax Container Vessel	13,312	August 7, 2025	October 6, 2025

F- 6

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

1. Basis of Presentation and General Information - Continued

As of December 31, 2024, the consolidated financial statements include Capital Clean Energy Carriers Corp. and the following wholly owned significant subsidiaries which were all incorporated or formed under the laws of the Marshall Islands, Liberia or Cyprus.

Subsidiary	Date of Incorporation	Name of Vessel Owned by Subsidiary	Deadweight (“DWT”)	Date acquired by the Company / estimated delivery date	Date acquired by CMTC or CGC Operating Corp. (“CGC”)
Capital Product Operating LLC	01/16/2007	—	—	—	—
CPLP Shipping Holdings PLC	08/14/2021	—	—	—	—
CPLP Gas Operating Corp.	08/24/2021	—	—	—	—
Patroklos Marine Corp.	06/17/2008	M/V Cape Agamemnon (2)	179,221	06/09/2011	01/25/2011
Agamemnon Container Carrier Corp.	04/19/2012	M/V Agamemnon (3)	108,892	12/22/2012	06/28/2012
Archimidis Container Carrier Corp.	04/19/2012	M/V Archimidis (3)	108,892	12/22/2012	06/22/2012
Anax Container Carrier S.A.	04/08/2011	M/V Hyundai Prestige(1)	63,010	09/11/2013	02/19/2013
Hercules Container Carrier S.A.	04/08/2011	M/V Hyundai Premium(1)	63,010	03/20/2013	03/11/2013
Iason Container Carrier S.A.	04/08/2011	M/V Hyundai Paramount(1)	63,010	03/27/2013	03/27/2013
Thiseas Container Carrier S.A.	04/08/2011	M/V Hyundai Privilege(4)	63,010	09/11/2013	05/31/2013
Cronus Container Carrier S.A.	07/19/2011	M/V Hyundai Platinum(4)	63,010	09/11/2013	06/14/2013
Dias Container Carrier S.A.	05/16/2013	M/V Akadimos(1)	115,534	06/10/2015	06/10/2015
Deka Container Carrier S.A.	03/28/2017	M/V Athenian(1)	118,834	01/22/2020	04/28/2017
Jupiter Container Carrier S.A.	03/28/2017	M/V Athos(1)	118,888	01/23/2020	05/19/2017
Nikitis Container Carrier S.A.	03/28/2017	M/V Aristomenis(1)	118,712	01/23/2020	06/27/2017
Neos Container Carriers Corp.	09/04/2020	M/V Long Beach Express(1)	68,618	02/25/2021	01/07/2021
Maistros Container Carriers Corp.	09/04/2020	M/V Seattle Express(1)	68,411	02/25/2021	01/07/2021
Filos Container Carriers Corp.	09/04/2020	M/V Fos Express(1)	68,579	02/25/2021	01/07/2021
Panormos Container Carrier S.A.	12/17/2020	M/V Manzanillo Express(4)	142,411	10/12/2022	10/12/2022
Ektoras Container Carrier S.A.	12/17/2020	M/V Itajai Express	142,411	01/10/2023	01/10/2023
Monos Container Carrier S.A.	02/05/2021	M/V Buenaventura Express	142,411	06/20/2023	06/20/2023
Assos Gas Carrier Corp.	07/16/2018	LNG/C Aristos I	81,978	09/03/2021	11/12/2020
Dias Gas Carrier Corp.	07/16/2018	LNG/C Aristarchos	81,956	09/03/2021	06/15/2021
Atrotos Gas Carrier Corp.	07/16/2018	LNG/C Aristidis I	81,898	12/16/2021	01/04/2021
Poseidon Gas Carrier Corp.	07/16/2018	LNG/C Attalos	81,850	11/18/2021	08/13/2021
Maximus Gas Carrier Corp.	04/10/2019	LNG/C Asklipios	81,882	11/18/2021	09/29/2021
Kronos Gas Carrier Corp.	02/04/2019	LNG/C Adamastos	82,095	11/29/2021	08/23/2021
Hermes Gas Carrier Corp.	07/05/2019	LNG/C Asterix I	81,932	02/17/2023	02/17/2023
Omega Gas Carriers Corp.	06/18/2021	LNG/C Amore Mio I	82,076	12/21/2023	10/31/2023
Beta Gas Carriers Corp.	06/18/2021	LNG/C Axios II	82,271	01/02/2024	01/02/2024
Romanos Gas Carrier Corp.	11/01/2021	LNG/C Assos	82,306	05/31/2024	05/31/2024
Leon Gas Carrier Corp.	11/01/2021	LNG/C Apostolos	82,068	06/05/2024	06/05/2024
Taurus Gas Carrier Corp.	11/01/2021	LNG/C Aktoras	82,194	06/28/2024	06/28/2024
Aqua Gas Carrier Corp.	01/17/2023	LNG/C Alcaios I (Hull – 8202) (5)	—	09/2026 (6)	—
Mare Gas Carrier Corp.	01/17/2023	LNG/C Antaios I (Hull – 8203) (5)	—	11/2026 (6)	—
Polis Gas Carrier Corp.	03/27/2023	LNG/C Athlos (Hull – 8206) (5)	—	02/2027 (6)	—
Elpis Gas Carrier Corp.	03/27/2023	LNG/C Archon (Hull – 8207) (5)	—	03/2027 (6)	—
Áison Gas Carriers Corp.	03/28/2024	MG/C Agenor (Hull - 8427) (5)	—	05/2027 (6)	—
Alvis Gas Carriers Corp.	03/28/2024	MG/C Aridaios (Hull - 8425) (5)	—	09/2026 (6)	—
Daidalos Carriers Corp.	06/21/2023	LCO2 - HMG/C Amadeus (Hull - 8399) (5)	—	04/2026 (6)	—
Iason Gas Carriers Corp.	03/07/2024	MG/C Anios (Hull - S1111) (5)	—	03/2027 (6)	—
Ifaistos Carriers Corp.	01/29/2024	LCO2 - HMG/C Alkimos (Hull - 8404) (5)	—	09/2026 (6)	—
Ikaros Carriers Corp.	06/21/2023	LCO2 - HMG/C Active (Hull - 8398) (5)	—	01/2026 (6)	—
Leandros Carriers Corp.	01/29/2024	LCO2 - HMG/C Athenian (Hull - 8405) (5)	—	11/2026 (6)	—
Menelaos Gas Carriers Corp.	03/07/2024	MG/C Andrianos (Hull - S1112) (5)	—	07/2027 (6)	—
Omiros Gas Carriers Corp.	03/28/2024	MG/C Aratos (Hull - 8426) (5)	—	02/2027 (6)	—
Venus Gas Carriers Corp.	03/28/2024	MG/C Aristogenis (Hull - 8424) (5)	—	06/2026 (6)	—

(1)	Vessels were disposed in 2024

(2)	Vessel was disposed in 2023

(3)	Vessels were disposed in 2022
(4)	Vessels agreed to be disposed in 2025
(5)	Vessels are under construction
(6)	Estimated delivery dates for newbuild vessels as of December 31, 2024

F- 7

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

2. Significant Accounting Policies

(a) Principles of consolidation: The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of the legal entities comprising the Company as discussed in Note 1. Intra-group balances and transactions have been eliminated upon consolidation.

(b)  Use of estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses recognized during the reporting period. Actual results could differ from those estimates.

(c) Accounting for revenue, voyage expenses and operating expenses: Revenue is generated from time, bareboat or voyage charter contracts.

Time and bareboat charters contracts

A time and bareboat charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable in advance. A time and bareboat charter generally provides typical warranties and owner protective restrictions. A time and bareboat charter begins when the vessel is delivered to the charterer and ends when the vessel is redelivered back to its owner. The time and bareboat charter contracts are considered operating leases because (i) the vessel is an identifiable asset (ii) the owner of the vessel does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. Revenues from time and bareboat charters are recognized ratably on a straight-line basis over the period of the respective charter. Under time charter agreements, all voyage expenses, except commissions are assumed by the charterer. Operating costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubricants are paid by the owner under time charter agreements. Under bareboat charter agreements, all voyage and operating expenses, are assumed by the charterer. The Company applied the practical expedient included in Accounting Standards Codification (“ASC”) 842 and elected to not separate the lease and non-lease components included in the time and bareboat charter revenue because the pattern of revenue recognition for the lease and non-lease components (included in the daily hire rate) is the same and the lease component, if accounted for separately, would be classified as an operating lease. The daily hire rate represents the hire rate for a time and bareboat charter as well as the compensation for expenses for operating and maintaining the vessel such as crew costs, vessel insurance, repairs and maintenance and lubricants. Both the lease and non-lease components are earned by passage of time. The nature of the lease component and non-lease component that were combined as a result of applying the practical expedient are the contract for the hire of a vessel and the fees for operating and maintaining the vessel respectively. The lease component is the predominant component and the Company accounts for the combined component as an operating lease in accordance with Topic 842.

Voyage charters contracts

A voyage charter is a contract in which the vessel owner undertakes to transport a specific amount and type of cargo on a load port-to-discharge port basis, subject to various cargo handling terms. The Company accounts for a voyage charter when all the following criteria are met: (1) the parties to the contract have approved the contract in the form of a written charter agreement and are committed to perform their respective obligations, (2) the Company can identify each party’s rights regarding the services to be transferred, (3) the Company can identify the payment terms for the services to be transferred, (4) the charter agreement has commercial substance (that is, the risk, timing, or amount of the Company’s future cash flows is expected to change as a result of the contract) and (5) it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the services that will be transferred to the charterer. The Company determined that its voyage charters consist of a single performance obligation which is met evenly as the voyage progresses and begins to be satisfied once the vessel is ready to load the cargo. The voyage charter party agreement generally has a demurrage/dispatch clause according to which in the case of demurrage, the charterer reimburses the vessel owner for any potential delays exceeding the allowed lay time as per the charter party clause at the ports visited which is recorded as demurrage revenue. In the case of dispatch, the owner reimburses the charterer for the earlier discharging of the cargo from the agreed time. Demurrage/despatch revenues are recognized starting from the point that is determined that the amount can be estimated, and its collection/payment is probable and on a straight-line basis until the end of the voyage. Revenues from voyage charters are recognized on a straight-line basis over the voyage duration which commences once the vessel is ready to load the cargo and terminates upon the completion of the discharge of the cargo. Under ASC 606, receivables represent an entity’s unconditional right to consideration, whether billed or unbilled.

In voyage charters, vessel operating expenses and voyage expenses are paid for by the Company. The voyage charters are considered service contracts which fall under the provisions of ASC 606, because the Company retains control over the operations of the vessels, such as the routes taken or the vessels’ speed.

Payment terms under voyage charters are disclosed in the relevant voyage charter agreements and generally have standard payment terms of 90% to 95% of the freight which is paid within three days after the completion of the vessel’s loading.

Vessel voyage expenses are direct expenses to voyage revenues and primarily consist of brokerage commissions, port expenses, canal dues and bunkers. Brokerage commissions are paid to shipbrokers for their time and efforts for negotiating and arranging charter party agreements on behalf of the Company and are expensed over the related charter period. All other voyage expenses are expensed as incurred, except for expenses during the ballast portion of the voyage (period between the contract date and the date of the vessel’s arrival to the load port). Any expenses incurred during the ballast portion of the voyage such as bunker expenses, canal tolls and port expenses are deferred and are recognized on a straight-line basis, in voyage expenses, over the voyage duration as the Company satisfies the performance obligations under the contract provided these costs are (1) incurred to fulfill a contract that we can specifically identify, (2) able to generate or enhance resources of the company that will be used to satisfy performance of the terms of the contract, and (3) expected to be recovered from the charterer. These costs are considered ‘contract fulfillment costs’ and are included in ‘prepayments and other assets’ in the consolidated balance sheets.

Vessel operating expenses presented in the consolidated financial statements mainly consist of crew, repairs and maintenance, insurance, stores, spares, lubricants, other operating expenses and management fees payable to the Company’s managers.

Vessel operating expenses are expensed as incurred.

(d) Foreign currency transactions: The functional currency of the Company is the U.S. Dollar because the Partnership’s vessels operate in international shipping markets that utilize the U.S. Dollar as the functional currency. The accounting records of the Partnership are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in currencies other than the U.S. Dollar, are translated into the functional currency using the exchange rate at those dates. Gains or losses resulting from foreign currency transactions are included in “Other income / (expense), net” in the consolidated statements of comprehensive income.

F- 8

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

2. Significant Accounting Policies – Continued

(e) Cash and cash equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. As of December 31, 2024, and 2023 the cash and cash equivalents of the Partnership were $313,988 and $192,420, respectively.

(f) Restricted cash: For the Company to comply with debt covenants under its credit facilities, sale and lease back agreements and unsecured bonds, it must maintain minimum cash deposits. Such deposits are considered by the Company to be restricted cash. As of December 31, 2024, and 2023 the restricted cash of the Company were $22,521 and $11,721, respectively.

(g) Trade accounts receivable, net: The amount shown as trade accounts receivable, net primarily consists of earned revenue that has not been billed yet or that has been billed but has not yet been collected. At each balance sheet date all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate write-off. As of December 31, 2024, and 2023 the Company had trade accounts receivables of $3,726 and $1,890, respectively. For the year ended December 31, 2024, and 2023 the respective write off amounted to nil.

(h) Inventories: Inventories consist of consumable bunkers, lubricants, spares and stores and are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling prices less reasonably predictable costs of disposal and transportation. The cost is determined by the first-in, first-out method. As of December 31, 2024, and 2023 the value of the Company’s inventories was $4,584 and $2,740, respectively.

(i) Vessels held for sale: The Company classifies vessels as being held for sale when the following criteria are met: (i) management is committed to sell the asset; (ii) the asset is available for immediate sale in its present condition; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; (iv) the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year; (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less costs to sell. These vessels are not depreciated once they meet the criteria to be classified as held for sale.

If a plan to sell a vessel is cancelled, the Company reclassifies the vessel as held for use and re-measures it at the lower of (i) its carrying amount before the vessel was classified as held for sale, adjusted for any depreciation expense that would have been recognized if the vessel had been continuously classified as held and used and (ii) its fair value at the date of the subsequent decision not to sell.

(j) Fixed assets: Fixed assets consist of vessels, which are stated at cost, less accumulated depreciation. Vessel cost consists of the contract price for the vessel, any material expenses incurred during its construction (improvements and delivery expenses, on-site supervision costs incurred during the construction periods, as well as capitalized interest expense during the construction period). Certain subsequent expenditures for major improvements and regulatory requirements are also capitalized if it is determined that they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Vessels acquired through acquisition of businesses are recorded at their acquisition date fair values. Vessels acquired through asset acquisitions are recorded at cost. The cost of each of the Company’s vessels is depreciated, beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value. Management estimates the scrap value of the Company’s vessels to be $0.2 per light weight ton (“LWT”) and useful life to be 25 years for the container carrier and bulk carrier vessels and 35 years for the LNG/C vessels (Note 6).

(k) Impairment of vessels: An impairment loss on vessels is recognized when indicators of impairment are present and the carrying amount of the assets group is greater than its fair value and is determined not to be recoverable. In determining future benefits derived from use of the vessels, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related vessel. If the carrying value of the asset, including any related intangible assets and liabilities, exceeds its undiscounted future net cash flows, the carrying value is reduced to its fair value. Various factors including future charter rates and vessel operating costs are included in this analysis.

As of December 31, 2024 and 2023, no indicators of impairment were present since the carrying amount of  each vessel, including the book value of the attached time charter, if any, in the Company’s fleet did not exceed its respective charter-attached market value. Accordingly, no undiscounted cash flow tests were required to be performed for any of the Company’s vessels.

(l) Deferred charges, net: Deferred charges, net are comprised mainly of dry-docking costs. The Company’s vessels are required to be dry-docked every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are under operation. The Company has adopted the deferral method of accounting for dry-docking activities whereby costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled dry-docking activity. As of December 31, 2024, and 2023 the Company had deferred charges, net amounted to nil.

(m) Financing costs: Financing costs directly attributable to the constructions of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the asset. All other financing costs are expensed in the period in which they occur. Financing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

F- 9

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

2. Significant Accounting Policies – Continued

(n) Deferred financing costs:  Deferred financing costs are costs incurred in connection with the issuance of a financing arrangement. Issuance costs are amortized over the term of the respective financing arrangement using the effective interest rate method and are included in the consolidated statement of comprehensive income in “Interest expense and finance cost”. The unamortized portion of the issuance costs are presented as a deduction from the Company’s corresponding liability. Any unamortized balance of the issuance costs relating to a financing arrangement extinguished is expensed in the period in which the extinguishment is made.

(o) Intangible assets: The Company records all identified tangible and intangible assets, or any liabilities associated with the acquisition of a business or an asset, at fair value. When a vessel or a business that owns a vessel is acquired with an existing charter agreement, the Company considers whether any value should be assigned to the attached charter agreement acquired. The value to be assigned to the charter agreement is based on the present value of the difference of the contractual charter rate of the agreement acquired and the prevailing market rate for a charter of equivalent duration at the time of the acquisition, determined by independent appraisers as at that date. The resulting above-market (assets) or below-market (liabilities) charters are amortized using the straight-line method as a reduction or increase, respectively, to revenues over the remaining term of the charters (Note 7).

(p) Other comprehensive income /(loss): The Company records certain transactions directly as components of Shareholders’ Equity. The Company’s other comprehensive income/(loss) was related to the changes of the fair value of the derivatives designated as accounting hedge (Note 9).

(q) Net income / (loss) per share:

(i) Net income / (loss) per common share: Basic net income / (loss) per common share is computed by dividing net income available to common shareholders, by the weighted average number of common shares outstanding during the period. Diluted net income per common share reflects the potential dilution that could occur if securities were converted or other contracts to issue common stock were exercised at the beginning of the periods presented, or issuance date, if later. The treasury stock method is used to compute the dilutive effect of warrants issued, if any. The if-converted method is used to compute the dilutive effect of shares which could be issued upon conversion of the convertible securities, if any. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted net income per share (Note 16).

(ii) Net income per Limited Partner share: Basic net income per limited partner share is calculated by dividing the Company’s net income less net income allocable to preferred shareholders, (if any), general partner’s interest in net income (including incentive distribution rights (“IDR”)) and net income allocable to unvested shares, by the weighted-average number of common shares outstanding during the period (Note 16). Diluted net income per limited partner share reflects the potential dilution that could occur if securities or other contracts to issue limited partner shares were exercised.

(r) Segment reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length, type of vessel or type of ship employment for its customers, i.e. time, bareboat or voyage charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter or vessel but is instead regularly provided with only the consolidated operating results as noted on the face of the consolidated statements of comprehensive income. Although revenue can be identified for these types of charters or vessels, management cannot and does not identify expenses, profitability or other financial information for these various types of charters or vessels. As a result, management, including the chief operating decision maker (CODM), who is the Company’s CEO, reviews operating results solely by revenue per day and the operating results of the fleet. The CODM assesses performance for the vessel operations segment and decides how to allocate resources based on consolidated net income. Thus, the Company has determined that it operates as one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

(s) Omnibus incentive compensation plan: Equity compensation expense represents vested and unvested shares granted to employees and to non-employee directors, for their services as directors, as well as to non-employees and are included in general and administrative expenses in the consolidated statements of comprehensive income. These shares are measured at their fair value equal to the market value of the Company’s common shares on the grant date. The shares that contain a time-based service vesting condition are considered unvested shares on the grant date and the total fair value of such shares is recognized on a straight-line basis over the requisite service period (Note 15).

(t) Treasury shares: The Company records the repurchase of its common shares at cost based on the settlement dates of repurchase transactions. These shares which is a reduction to shareholders’ equity, together with the shares that have been issued but not granted under the Company’s Omnibus Incentive Compensation Plan are classified as treasury shares. Treasury shares are included in authorized and issued shares but excluded from outstanding shares (Notes 14, 15).

(u) Fair value of financial instruments: The Company follows the accounting guidance for financial instruments that establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosure about fair value measurements. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date;

Level 2: Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3: Inputs are unobservable inputs for the asset or liability.

F- 10

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

2. Significant Accounting Policies – Continued

(v) Derivative instruments: The Company from time to time may enter into derivative instruments to hedge its exposure to foreign exchange or interest rate risks arising from operational, financing and investment activities. Derivatives are initially measured at fair value; attributable transaction costs are expensed as incurred. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as foreign currency risk and interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows are considered cash flow hedges. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect in a cash flow hedge. When the derivatives do qualify for hedge accounting, depending upon the nature of the hedge, changes in fair value of the derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income (effective portion) until the hedged item is recognized in the consolidated statements of comprehensive income. The Company may enter into derivative contracts that are intended to economically hedge certain of its risk, even though hedge accounting does not apply, or the Company elects not to apply hedge accounting to such contracts (Note 9).

(w) Discontinued operations: In accordance with Accounting Standards Update (‘ASU’) 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results.

Allocation of Interest Expense to Discontinued Operations – The Company elects to allocate the interest on debt that is required to be repaid as a result of a disposal transaction to discontinued operations.

(x) Recent Accounting Pronouncements:

Disclosure Improvements: In November 2024, the Financial Accounting Standards Board issued Accounting Standard Update (“ASU”) No. 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)”. The amendments in this Update require disclosure, in the notes to financial statements, of specified information about certain costs and expenses. The amendments require that at each interim and annual reporting period an entity:

1.	Disclose the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization recognized as part of oil and gas-producing activities (DD&A) (or other amounts of depletion expense) included in each relevant expense caption. A relevant expense caption is an expense caption presented on the face of the income statement within continuing operations that contains any of the expense categories listed in (a)–(e).

2.	Include certain amounts that are already required to be disclosed under current generally accepted accounting principles (GAAP) in the same disclosure as the other disaggregation requirements.

3.	Disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively.

4.	Disclose the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses.

The amendments in this Update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in ASU 2024-03 should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this Update or (2) retrospectively to any or all prior periods presented in the financial statements The Company is currently evaluating the impact, if any, of the adoption of this ASU.

3. Discontinued Operations

Following the announcement of the Company on November 13, 2023, of its intention to shift its business focus towards LNG and energy transition shipping and gradually divest from its non-core assets, taking advantage of the attractive vessel valuations, the Company entered into 13 MOAs with third parties for the disposal of 13 container carrier vessels. The Company determined that the assets and liabilities, results of operations and cash flows of the 13 container carrier vessels met the criteria to be reported in discontinued operations. The container carrier vessels that the Company sold or agreed to sell following the announcement are listed below.

Name of Vessel	Type	TEU	MOA Date	Delivery
M/V Akadimos	Neo Panamax Container Vessel	9,288	January 31, 2024	March 8, 2024
M/V Long Beach Express	Panamax Container Vessel	5,089	December 15, 2023	February 26, 2024
M/V Seattle Express	Panamax Container Vessel	5,089	February 14, 2024	April 26, 2024
M/V Fos Express	Panamax Container Vessel	5,089	February 14, 2024	May 3, 2024
M/V Athenian	Neo Panamax Container Vessel	9,954	March 1, 2024	April 22, 2024
M/V Athos	Neo Panamax Container Vessel	9,954	March 1, 2024	April 22, 2024
M/V Aristomenis	Neo Panamax Container Vessel	9,954	March 1, 2024	May 3, 2024
M/V Hyundai Premium	Neo Panamax Container Vessel	5,023	September 12, 2024	November 22, 2024
M/V Hyundai Paramount	Neo Panamax Container Vessel	5,023	September 12, 2024	December 20, 2024
M/V Hyundai Prestige	Neo Panamax Container Vessel	5,023	September 12, 2024	December 5, 2024
M/V Hyundai Privilege	Neo Panamax Container Vessel	5,023	September 12, 2024	January 10, 2025
M/V Hyundai Platinum	Neo Panamax Container Vessel	5,023	September 12, 2024	March 10, 2025
M/V Manzanillo Express	Neo Panamax Container Vessel	13,312	August 7, 2025	October 6, 2025

F- 11

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

3. Discontinued Operations - Continued

Summarized selected operating results of the discontinued operations for the years ended December 31, 2024, 2023 and 2022 are as follows:

	For the years ended December 31,
	2024	2023	2022
Revenues	$84,912	$133,122	$114,980
Expenses / (income), net:
Voyage expenses	1,757	3,065	3,251
Vessel operating expenses	20,011	35,699	28,177
Vessel operating expenses - related party	3,023	4,514	3,958
Vessel depreciation and amortization	15,620	33,935	29,252
Impairment of vessel	—	340	—
Gain on sale of vessels	(103,807)	—	—
Operating income, net	148,308	55,569	50,342
Other income / (expense), net:
Interest expense and finance cost (including $304 to related party, for the year ended December 31, 2024, 2023 and 2022)	(10,472)	(16,623)	(11,199)
Other income / (expense), net	166	(23)	(2)
Total other expense, net	(10,306)	(16,646)	(11,201)
Net income from discontinued operations	$138,002	$38,923	$39,141

Summarized selected balance sheet information from discontinued operations as of December 31, 2024 and 2023, was as follows:

	As of December 31, 2024	As of December 31, 2023
Cash and cash equivalents	$38	$2
Trade accounts receivable, net	763	1,227
Prepayments and other assets	1,060	2,151
Inventories	260	2,813
Claims	49	49
Assets held for sale	71,720	14,394
Total current assets of discontinued operations	73,890	20,636
Vessels, net	111,390	535,660
Above market acquired charters	—	9,420
Deferred charges, net	—	4,714
Prepayments and other assets	—	325
Total non-current assets of discontinued operations	111,390	550,119
Current portion of long-term debt, net	5,185	14,842
Trade accounts payable	3,288	4,976
Due to related parties	—	3,823
Accrued liabilities	12,817	10,055
Deferred revenue	903	9,319
Below market acquired charters associated with vessel held for sale	—	1,447
Total current liabilities of discontinued operations	22,193	44,462
Non-current liabilities associated with vessels held for sale (including $6,000 payable to related party as of December 31, 2023)	88,673	180,841
Below market acquired charters	—	3,135
Deferred revenue	—	9,533
Total non-current liabilities of discontinued operations	$88,673	$193,509

As of December 31, 2024, the Company disposed of ten out of the 13 container carrier vessels agreed to sell. The remaining three container carrier vessels, the M/V Hyundai Privilege that was disposed of in January 2025, the M/V Hyundai Platinum that was disposed of in March 2025 and the M/V Manzanillo Express that was disposed of in October 2025, met the criteria to be classified as vessels held for sale and are included in “Total current assets from discontinued operations” in the summarized selected balance sheet information from discontinued operations as of December 31, 2024 and 2023. As of the MOAs date the M/V Hyundai Privilege, the M/V Hyundai Platinum and the M/V Manzanillo Express fair values less estimated costs to sell exceeded their carrying amount, so no impairment charge was recognized.

On January 27, 2021, we entered into the Seller’s Credit Agreement with CMTC (“CMTC Seller’s Credit”) in order to defer $6.0 million of the purchase price of the M/V Long Beach Express, M/V Seattle Express and M/V Fos Express for up to five years from the Vessels’ delivery date. The CMTC Seller’s Credit was fully paid on December 30, 2024.

During the year ended December 31, 2024, we repaid in full the amounts outstanding under the 2020 CMB Financial Leasing Co., Ltd (“CMBFL”) and ICBC Financial Leasing Co., Ltd. (“ICBCFL”) sale and lease back facilities we have issued to partly finance the acquisition of the M/V Akadimos, M/V Athos and M/V Aristomenis in the total amount of $88,932.

F- 12

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

3. Discontinued Operations - Continued

For the year ended December 31, 2024, the Company recognized a gain on sale of vessels from discontinued operations which is analyzed as follows:

Vessel	Sale price	Carrying value on sale	Other sale expenses	Gain / (loss) on sale
M/V Akadimos	$80,000	$(62,030)	$(1,560)	$16,410
M/V Seattle Express	13,200	(12,939)	(269)	(8)
M/V Fos Express	13,200	(12,931)	(284)	(15)
M/V Long Beach Express	13,050	(12,789)	(261)	—
M/V Athenian	51,000	(44,833)	(1,029)	5,138
M/V Athos	51,000	(44,760)	(1,029)	5,211
M/V Aristomenis	51,000	(45,105)	(1,029)	4,866
M/V Hyundai Premium	60,650	(34,626)	(1,825)	24,199
M/V Hyundai Paramount	60,650	(34,736)	(1,825)	24,089
M/V Hyundai Prestige	60,650	(34,908)	(1,825)	23,917
Total	$454,400	$(339,657)	$(10,936)	$103,807

4. Revenues

The following table shows the revenues earned from time, bareboat and voyage charters contracts for the years ended December 31, 2024, 2023 and 2022:

	For the year ended December 31,
	2024	2023	2022
Time and bareboat charters (operating leases)	$355,076	$216,506	$168,982
Voyage charters	—	10,958	15,109
Total	$355,076	$227,464	$184,091

As of December 31, 2024, all of the Company’s vessels were employed under time and bareboat charter agreements with the remaining tenor ranging between 0.8 and 9.8 years. From these time and bareboat charter agreements 11 include extensions at the charterers’ option that range between 2.2 to 9.1 years. As of December 31, 2023, all of the Company’s vessels were employed under time charter agreements with the remaining tenor ranging between 1.8 and 9.2 years. From these time charter agreements 9 include extensions at the charterers’ option that range between 2.2 to 9.2 years.

As of December 31, 2024 and 2023 there were no voyage expenses incurred between the contract date and the date of the vessel’s arrival to the load port and no unearned revenue related to undelivered performance obligations.

5. Transactions with Related Parties

CMTC is an international shipping company with a long history of operating and investing in the shipping market and our sponsor. As of December 31, 2024 and 2023, CMTC may be deemed to beneficially own 48.5% of the common shares and 54.2% of the common units, respectively.

Capital Gas Corp. is a privately held company controlled by Mr. Miltiadis Marinakis the son of Mr. Evangelos M. Marinakis who also controls CGP. As of December 31, 2024 and 2023, Capital Gas Corp. may be deemed to beneficially own 2.0% of the common shares and 2.1% of the common units respectively.

CGP, the Partnership’s general partner until the Conversion, is a privately held company controlled by Mr. Miltiadis Marinakis. As of December 31, 2024, CGP may be deemed to beneficially own 8.6% of the common shares.

Acquisition of the Gas Vessels:

On June 3, 2024, the Company announced an investment in 10 new gas carriers’ vessels under construction (the “Gas Vessels”) for a total amount of $755,976 with expected deliveries between the first quarter of 2026 and the third quarter of 2027. On June 17, 2024, and upon entry into 10 separate Share Purchase Agreements (“SPAs”) with CMTC, the Company paid CMTC $74,654 to acquire 100% of the equity interests in each of the vessel-owning companies of the Gas Vessels (Note 6). During the year ended December 31, 2024, the Company paid $53,596 and expects to pay an additional amount of $627,726 to the shipyards in pre-delivery and delivery installments for the Gas Vessels (Note 17).

Upon entering into the above SPAs each of the 10 vessel-owning companies of the Gas Vessels entered into a separate supervision services agreement with Capital-Gas Ship Management Corp. (“Capital-Gas Management”). As of December 31, 2024, the Company recognized the amount of $1,433 as part of the Gas Vessels construction cost and paid the amount of $1,317 in connection with the supervision services agreement respectively.

F- 13

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

5. Transactions with Related Parties – Continued

An analysis of the Gas Vessels is as follows:

Vessel Type	Hull No.	Cubic Meters (“CBM”)	Shipyard	Estimated Delivery	Amount paid to CMTC for the acquisition of the vessel-owning companies of the Gas Vessels
MGC	8424	45,000	Hyundai Mipo Dockyard Co. Ltd, South Korea ("Hyundai Mipo")	Jun-26	—
MGC	8425	45,000	Hyundai Mipo	Sep-26	—
MGC	8426	45,000	Hyundai Mipo	Feb-27	—
MGC	8427	45,000	Hyundai Mipo	May-27	—
MGC	S1111	40,000	Nantong CIMC Sinopacific Offshore & Engineering Co. Ltd, China ("CIMC SOE")	Mar-27	9,798
MGC	S1112	40,000	CIMC SOE	Jul-27	9,798
LCO2 – HMGC	8398	22,000	Hyundai Mipo	Jan-26	19,885
LCO2 – HMGC	8399	22,000	Hyundai Mipo	Apr-26	19,885
LCO2 – HMGC	8404	22,000	Hyundai Mipo	Sep-26	7,644
LCO2 – HMGC	8405	22,000	Hyundai Mipo	Nov-26	7,644
Total					$ 74,654

The Umbrella Agreement

Acquisition of 11 LNG/Cs

On November 13, 2023, the Company entered into an umbrella agreement (the “Umbrella Agreement”) with CMTC and CGP, providing for the acquisition of 11 companies each of which owning a LNG/C vessel (the “Newbuild Vessels”) under construction at Hyundai Heavy Industries Co., LTD and Hyundai Samho Heavy Industries Co. Ltd., South Korea (collectively, “Hyundai”), with the exception of the LNG/C Amore Mio I which was delivered from the shipyard to CMTC in October 2023, for a total acquisition price of $3,130,000.

The following table presents an analysis of the Newbuild Vessels:

Hull Number/Vessel name	Capacity in Cubic Meters (“CBM”)	Delivery/ Expected delivery date to the Company
Hull 3315 – LNG/C Amore Mio I	174,000	Delivered on December 21, 2023
Initial Vessels
Hull 3316 – LNG/C Axios II	174,000	Delivered on January 2, 2024
Hull 3341 – LNG/C Assos	174,000	Delivered on May 31, 2024
Hull 3342 – LNG/C Apostolos	174,000	Delivered on June 28, 2024
Hull 8140 – LNG/C Aktoras	174,000	Delivered on June 5, 2024
Hull 8198 – LNG/C Archimidis	174,000	January 2026
Hull 8199 – LNG/C Agamemnon	174,000	March 2026
Remaining Vessels
Hull 8202 – LNG/C Alcaios I	174,000	September 2026
Hull 8203 – LNG/C Antaios I	174,000	November 2026
Hull 8206 – LNG/C Athlos	174,000	February 2027
Hull 8207 – LNG/C Archon	174,000	March 2027

On December 21, 2023, and upon entry into the Vessel SPAs for the Initial Vessels, the Company paid CMTC a deposit of $174,400, or 10% of the aggregate acquisition price of the Initial Vessels (Note 6).

On December 21, 2023, the Vessel SPA for the LNG/C Amore Mio I was completed and the Company paid CMTC $141,683 and assumed a debt of $196,317 representing in the aggregate the total acquisition price of the vessel. Upon delivery, the vessel-owning company entered into a floating fee management agreement with Capital Gas Management, a privately held company ultimately controlled by Mr. Miltiadis Marinakis.

On December 21, 2023, and upon entry into the Vessel SPAs for the Remaining Vessels, the Company paid CMTC $138,100 million to acquire 100% of the equity interests in each of the vessel-owning companies of the Remaining Vessels (Note 6).

During the year ended December 31, 2024, pursuant to the Umbrella Agreement, the Company acquired from CMTC the shares of the vessel-owning companies of the LNG/C Axios II, the LNG/C Assos, the LNG/C Aktoras and the LNG/C Apostolos for a total consideration of $1,204,000. For the above acquisitions the Company drew down the amount of $134,764 of the Umbrella Seller’s Credit (Note 8). Upon delivery, the LNG/C Assos, the LNG/C Axios II and the LNG/C Apostolos entered into a floating fee management agreement while the LNG/C Aktoras entered into a fixed fee management agreement all with Capital-Gas Management.

Umbrella Seller’s Credit

On December 21, 2023, CMTC issued to the Company the Umbrella Seller’s Credit in an amount equal to $220,000 to finance a portion of the purchase price for certain of the Newbuild Vessels (Note 8).

On the acquisition of the LNG/C Axios II, the LNG/C Aktoras and the LNG/C Apostolos the company drew $134,764 in total.

On February 28, March 11, April 24, and November 26, 2024, after the deliveries of the M/V Long Beach Express, the M/V Akadimos, the M/V Athenian and the Hyundai Premium to their new owners, the Company repaid the amounts of $12,789, $39,973, $39,838 and $42,164 respectively (Notes 3, 8).

As of December 31, 2024, there were no amounts outstanding or unutilized under the Umbrella Seller’s Credit.

F- 14

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

5. Transactions with Related Parties – Continued

Standby Purchase Agreement with CMTC

On November 27, 2023, the Company launched a rights offering for up to $500,000 with the purpose of partly financing the purchase price of the Newbuild Vessels. In connection with the Rights Offering, the Company entered into the Standby Purchase Agreement with CMTC, pursuant to which CMTC agreed to purchase from the Company at $14.25 per common share (the subscription price in the Rights Offering), the number of common shares offered that were not issued pursuant to the Rights Offering. As on December 21, 2023, the Rights Offering was not fully subscribed, CMTC purchased 34,641,731 common shares pursuant to the Standby Purchase Agreement.

The Umbrella Agreement and the Standby Purchase Agreement permitted the Company and CMTC to net payments due to each other under the transactions contemplated by the Umbrella Agreement, including the Vessel SPAs and the Standby Purchase Agreement. The following table describe the various amount that were paid or deemed paid by each of the Company and CMTC on December 21, 2023:

Description	Method of Settlement	Value
From the Company to CMTC
10% deposit on the Initial Vessels	Netted against the amount due from CMTC pursuant to the Standby Purchase Agreement	$174,400
Payment for the Remaining Vessels		138,100
Part of purchase price of LNG/C Amore Mio I		141,683
Total		$454,183
From CMTC to the Company
Total amount due pursuant to the Standby Purchase Agreement	Netted against the total amount due from the Company	$454,183
	Cash settlement	39,462
Total		$493,645

Master Vessel Acquisition Agreement with CMTC

On June 6, 2022, the Company entered into a Master Vessel Acquisition Agreement (the “Master Agreement”) with CMTC for the acquisition of the shares of four companies owning one 174,000 CBM LNG/C vessel, the LNG/C Asterix I, two 13,312 TEU vessels, the M/V Manzanillo Express (presented in discontinued operations (Note 3)) and the M/V Itajai Express and one 13,696 TEU container carrier vessel the M/V Buenaventura Express for a total consideration of $596,583. On June 21, 2022, the Company paid total advances in relation to the Master Agreement of $24,000,for the M/V Itajai Express, the LNG/C Asterix I, and the M/V Buenaventura Express. Pursuant to the Master Agreement, the vessels were delivered to the Company from CMTC in January 2023, in February 2023 and in June 2023 respectively (Note 6). Upon delivery, the vessel-owning company of the LNG/C Asterix I entered into a floating fee management agreement with Capital-Gas Management and each of the other two vessel-owning companies of the M/V Itajai Express and the M/V Buenaventura Express entered into a separate floating fee management agreement with Capital-Executive Ship Management Corp. (“Capital-Executive”), a privately held company ultimately controlled by Mr. Miltiadis Marinakis.

Further to the transactions described above with CMTC, the Company and its subsidiaries have related party transactions with Capital Ship Management Corp. (“CSM”), Capital-Executive and Capital-Gas Management, (collectively “Managers”), and CGP, arising from certain terms of the following management and administrative services agreements.

1. Floating fee management agreements: Under the terms of these agreements the Company compensates its Managers for expenses and liabilities incurred on the Company’s behalf while providing the agreed services, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating costs. Costs and expenses associated with a managed vessel’s next scheduled dry-docking are borne by the Company and not by the Managers. The Partnership also pays its Managers a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index. For the years ended December 31, 2024, 2023 and 2022, management fees under the management agreements amounted to $9,037, $6,385 and $5,214, respectively, and are included in “Vessel operating expenses – related parties” in the consolidated statements of comprehensive income.

2.       Fixed fee management agreements: Under the terms of these agreements the Company pays a fixed daily fee per bareboat chartered vessel in its fleet, mainly to cover commercial and administrative costs. For the years ended December 31, 2024, 2023 and 2022 management fees under the management agreements amounted to $105, nil and nil, respectively, and are included in “Vessel operating expenses – related parties” in the consolidated statements of comprehensive income.

3. Administrative and service agreements: On April 4, 2007, the Company entered into an administrative services agreement with CSM, pursuant to which CSM has agreed to provide certain administrative management services to the Company such as accounting, auditing, legal, insurance, IT and clerical services. In addition, the Company reimburses CSM and CGP for reasonable costs and expenses incurred in connection with the provision of these services, after CSM submits to the Company an invoice for such costs and expenses together with any supporting detail that may be reasonably required. These expenses are included in “General and administrative expenses” in the consolidated statements of comprehensive income. In 2015, the Partnership entered into an executive services agreement with CGP, which was amended in 2016, 2019, 2023 and 2024. In connection with the Conversion, the Company entered into a new executive services agreement with CGP. According to the executive services agreements, CGP provided and continues to provide certain executive officers services for the management of the Company’s business as well as investor relations and corporate support services to the Company. For the years ended December 31, 2024, 2023 and 2022 the fees under the executive services agreement with CGP amounted to $2,752, $2,350 and $2,050, respectively and are included in “General and administrative expenses” in the consolidated statements of comprehensive income.

4. Supervision services agreements with Capital-Gas Management: On December 21, 2023 and June 17, 2024 each of the vessel-owning company of the Remaining Vessels and the Gas Vessels entered into a separate supervision services agreement with Capital-Gas Management in order to supervise the performance of the design, building, equipment, completion and delivery by the Shipyard of the respective vessels. As of December 31, 2024, the Company had recognized the amount of $3,433 as part of the Remaining Vessels and the Gas Vessels construction cost and paid the amount of $3,317 in connection with the supervision services agreement respectively.

F- 15

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

5. Transactions with Related Parties – Continued

Balances and transactions with related parties consisted of the following:

	As of December 31,
Consolidated Balance Sheets	2024	2023
Assets:
CMTC – amounts relating to vessels acquisitions (a)	$—	$402
Capital-Gas Management - advances from the Company(b)	1,131	—
Due from related party	$1,131	$402
Liabilities:
CSM – payments on behalf of the Company (c)	$34	$114
Capital-Executive – payments on behalf of the Company (c)	3,508	—
Capital-Gas Management– payments on behalf of the Company (c)	—	4,042
Due to related parties	$3,542	$4,156

	For the years ended December 31,
Consolidated Statements of Comprehensive Income	2024	2023	2022
Vessel operating expenses	$9,142	$6,385	$5,214
General and administrative expenses (d)	2,980	2,564	2,244
Interest expense and finance cost (e)	3,174	—	—

(a)	Amounts relating to vessels acquisitions: This line item mainly includes collected hire income payable from CMTC in connection with the acquisition of the vessels under the Umbrella Agreement.
(b)

Managers - Advances from the Company: This line item represents the amounts advanced by the Company for operating and voyage expenses that will be paid by the Managers on behalf of the Company and its subsidiaries.

(c)

Managers - Payments on Behalf of the Company: This line item represents the amount outstanding for payments for operating and voyage expenses made by the Managers on behalf of the Company and its subsidiaries.

(d)	General and administrative expenses: This line item mainly includes fees relating to internal audit, investor relations and consultancy fees.
(e)	Interest expense and finance cost: This line item reflects interest expense of the Umbrella Seller’s Credit (Note 8).

6. Fixed Assets

A. Vessels, net

The following table presents an analysis of vessels, net:

	Vessel cost	Accumulated depreciation	Net book value
Balance as at January 1, 2023	$1,256,697	$(62,189)	$1,194,508
Vessel acquisitions	840,662	—	840,662
Vessel disposals	(41,806)	23,667	(18,139)
Improvements	357	—	357
Depreciation for the year	—	(49,975)	(49,975)
Impairment of vessel	(11,157)	—	(11,157)
Balance as at December 31, 2023	$2,044,753	$(88,497)	$1,956,256
Vessel acquisitions	1,150,782	—	1,150,782
Improvements	141	—	141
Depreciation for the year	—	(81,554)	(81,554)
Balance as at December 31, 2024	$3,195,676	$(170,051)	$3,025,625

Four vessels with an aggregate net book value of $885,068 as of December 31, 2024, have been provided as collateral under the terms of the Company’s credit facilities (Note 8). In addition, there are 10 vessels financed through sale and lease back agreements, for which the title of ownership is held by the relevant lender, with an aggregate net book value of $2,140,557 as of December 31, 2024 (Note 8).

F- 16

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

6. Fixed Assets - Continued

A. Vessels, net – Continued

Vessel acquisitions for the year 2024

Pursuant to the Umbrella Agreement (Note 5), during the year ended December 31, 2024, the Company acquired from CMTC the shares of the vessel-owning companies of the below vessels:

Vessel	Delivery Date	Consideration	Debt (Note 8)	Umbrella Seller’s Credit (Note 8)	Advances	Cash
LNG/C Axios II	January 2, 2024	$314,000	$190,000	$92,600	$31,400	$—
LNG/C Assos	May 31, 2024	277,000	240,000	—	27,700	9,300
LNG/C Aktoras	June 5, 2024	311,000	240,000	39,900	31,100	—
LNG/C Apostolos	June 28, 2024	302,000	192,000	2,264	30,200	77,536
Total		$1,204,000	$862,000	$134,764	$120,400	$86,836

The Company accounted for these acquisitions as acquisitions of assets since the fair value of the vessels and the time and bareboat charters attached are concentrated in a single identifiable asset. The Company considered whether any value should be assigned to the attached charter party agreements acquired and concluded that (i) for the LNG/C Axios II, the LNG/C Apostolos and the LNG/C Aktoras, the contracted daily charter rate was above the market rate on the acquisition date and therefore the total consideration was allocated to the vessel’s cost and the above market acquired charter (Note 7) and (ii) for the LNG/C Assos the contracted daily charter rate was below the market rate on the acquisition date and therefore the total consideration was allocated to the vessel’s cost and the below market acquired charter (Note 7). The Company allocated the cost of the vessels and the time and bareboat charters acquired on the basis of their relative fair values.

The total acquisition cost of $1,204,000 was recorded in the Company’s financial statements as follows:

Vessels, net	$1,150,782
Above market acquired charters (Note 7)	58,254
Below market acquired charters (Note 7)	(5,036)
Total	$1,204,000

Vessel acquisitions for the year 2023

On December 21, 2023, pursuant to the Umbrella Agreement (Note 5), the Company acquired from CMTC the shares of the vessel-owning company of the M/V Amore Mio I for a total consideration of $338,000 which was funded through assumption of debt of $196,317 (Note 8) and by netting the balance of $141,683 against the amounts due from CMTC pursuant to the Standby Purchase Agreement (Notes 5, 14).

Pursuant to the Master Agreement (Note 5), during the year ended December 31, 2023, the Company acquired from CMTC the shares of the vessel-owning companies of the below vessels:

Vessel	Delivery Date	Consideration	Debt (Note 8)	Advances (in June 2022)	Cash
M/V Itajai Express	January 10, 2023	$122,500	$108,000	$6,000	$8,500
LNG/C Asterix I	February 17, 2023	230,000	184,000	12,000	34,000
M/V Buenaventura Express	June 20, 2023	122,500	100,000	6,000	16,500
Total		$475,000	$392,000	$24,000	$59,000

All vessels were acquired with charter party agreements attached. The Company accounted for these acquisitions as acquisitions of assets since the fair value of the vessels and the time charters attached are concentrated in a single identifiable asset. The Company considered whether any value should be assigned to the attached charter party agreements acquired and concluded that the contracted daily charter rates for the M/V Itajai Express, the LNG/C Asterix I and the M/V Buenaventura Express were below the market rates on their respective acquisition dates and for the LNG/C Amore Mio I was above the market rate on the acquisition date and therefore the total consideration was allocated to the vessel’s cost and the below and above market acquired charters, respectively. The Company allocated the cost of the vessels and the time charters acquired on the basis of their relative fair values.

The total acquisition cost of $813,000 was recorded in the Company’s financial statements as follows:

Vessels, net	$840,662
Above market acquired charters (Note 7)	67,227
Below market acquired charters (Note 7)	(94,889)
Total	$813,000

Improvements for the years 2024 and 2023

During the years ended December 31, 2024 and 2023, certain of the Company’s vessels underwent improvements. The costs of these improvements amounted to $141 and $357 respectively and were capitalized as part of the vessels’ cost. During the years ended December 31, 2024 and 2023, the Company paid for its vessels’ improvements the amount of $137 and $242 respectively.

F- 17

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

6. Fixed Assets - Continued

A. Vessels, net - Continued

Vessel disposals for the year 2023

In June 2023, the Company agreed to sell the M/V Cape Agamemnon to an unaffiliated party for total consideration of $22,000. At that date, the Company considered that the M/V Cape Agamemnon met the criteria to be classified as held for sale and measured the vessel at the lower of its carrying amount and fair value less the cost associated with the sale (the fair value was determined using Level 2 inputs being the selling price agreed with an unaffiliate party). In this respect, the Company recognized an impairment charge of $11,157. The vessel was delivered to the new owners on November 7, 2023.

B. Vessels under construction

The following table presents an analysis of vessels under construction:

Vessels under construction cost
Balance as at January 1, 2023	$—
Advances and initial expenses for vessels under construction	140,369
Balance as at December 31, 2023	$140,369
Advances and initial expenses for vessels under construction	249,921
Balance as at December 31, 2024	$390,290

During the year ended December 31, 2024, the Company paid advances of $128,250 (Note 5) and $101,100 in relation to the Gas Vessels and the Remaining Vessels, respectively. During the year ended December 31, 2024, the Company recognized initial expenses of $20,571, as part of vessels under construction cost. Capitalized interest for the years ended December 31, 2024, and 2023, included in initial expenses, amounted to $19,077 and $269 respectively (Note 2(m)).

On December 21, 2023, pursuant to the Umbrella Agreement the Company acquired from CMTC the shares of the vessel-owning companies of the Remaining Vessels (Note 1) for a total consideration of $138,100. During 2023 the Company recognized initial expenses of $2,269, as part of vessels under construction cost.

C. Advances for vessels under construction-related party

The following table presents an analysis of advances for vessels under construction-related party:

Advances for vessels under construction-related party
Balance as at January 1, 2023	$24,000
Transfer to vessels, net	(24,000)
Advances for vessels under construction-related party	174,400
Balance as at December 31, 2023	$174,400
Transfer to vessels, net	(120,400)
Balance as at December 31, 2024	$54,000

During the year ended December 31, 2024, pursuant to the Umbrella Agreement and upon the delivery of the LNG/C Axios II, the LNG/C Assos, the LNG/C Apostolos and the LNG/C Aktoras from the shipyard, the Company acquired from CMTC the vessel-owning companies of these four LNG/Cs and as a result $120,400 of advances for vessels under construction-related party was transferred to vessels, net (Note 5).

During the year ended December 31, 2023, pursuant to the Master Agreement, the Company acquired from CMTC the shares of the companies owning the M/V Buenaventura Express, the LNG/C Asterix I and the M/V Itajai Express and as a result $24,000 of advances for vessels under construction-related party was transferred to vessels, net (Note 5).

F- 18

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

7. Above / Below Market Acquired Charters

During the year ended December 31, 2024, the Company acquired the LNG/C Axios II, the LNG/C Apostolos and the LNG/C Aktoras with time and bareboat charter daily rates being above the market rates for equivalent time and bareboat charters prevailing at the time of acquisitions (Note 6). During the year ended December 31, 2024, the Company also acquired the LNG/C Assos with time charter attached to the vessel, with time charter daily rate being below market rate for equivalent time charter prevailing at the time of acquisition (Note 6).

During the year ended December 31, 2023, the Company acquired the LNG/C Amore Mio I with time charter daily rate being above the market rate for equivalent time charter prevailing at the time of acquisition (Note 6). During the year ended December 31, 2023, the Company also acquired the M/V Buenaventura Express, the LNG/C Asterix I and the M/V Itajai Express with time charters attached to the vessels, with time charter daily rates being below market rates for equivalent time charters prevailing at the time of acquisitions (Note 6).

The fair value of the time and the bareboat charters attached to the vessels representing the difference between the time and the bareboat charter rates at which the vessels were fixed and the market rates for comparable charters as determined by reference to market data on the acquisition dates were recorded as “Above market acquired charters” under other non-current assets or “Below market acquired charters” under long-term liabilities in the audited consolidated balance sheet as of the acquisition dates, respectively. The fair values of the time and the bareboat charters attached were determined using Level 2 inputs being market values on the acquisition dates (Note 10).

Above and below market acquired time and bareboat charters are amortized or accreted using the straight-line method over the remaining period of the time and bareboat charters acquired as a reduction or addition to time and bareboat charter revenues. For the years ended December 31, 2024 and 2023 such amortization to time and bareboat charter revenues for the above market acquired time and bareboat charters amounted to $30,649 and $7,786, respectively. For the years ended December 31, 2024 and 2023 such accretion to time charter revenues for the below market acquired time charters amounted to $14,785 and $12,432, respectively.

The following table presents an analysis of above / below market acquired charters:

	Above market acquired charters	Below market acquired charters
Carrying amount as at January 1, 2023	$14,528	$(2,951)
Additions	67,227	(94,889)
(Amortization) / accretion	(7,786)	12,432
Carrying amount as at December 31, 2023	$73,969	$(85,408)
Additions	58,254	(5,036)
(Amortization) / accretion	(30,649)	14,785
Carrying amount as at December 31, 2024	$101,574	$(75,659)

As of December 31, 2024, the remaining carrying amount of unamortized above / below market acquired time charters will be amortized / accreted in future years as follows:

For the year ending December 31,	Above market acquired charters	Below market acquired charters
2025	$35,119	$(13,576)
2026	25,706	(13,512)
2027	7,392	(13,512)
2028	7,413	(13,549)
2029	7,392	(13,091)
Thereafter	18,552	(8,419)
Total	$101,574	$(75,659)

F- 19

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

8. Long-Term Debt

Long-term debt consists of the following credit facilities, sale and lease back agreements, seller’s credits and unsecured bonds collectively the “financing arrangements”. As of December 31, 2024 and 2023, the following amounts were outstanding under our financing arrangements:

		As of December 31, 2024	As of December 31, 2023	Rate of interest
	Credit facilities
(i)	Assumed in December 2021 fully repaid in June 2024 (the “2021 credit facility”)	—	101,087	Margin + Secured Overnight Financing Rate (“SOFR”)
(ii)	Issued in June 2023 maturing in June 2031 (the “2023 credit facility”)	90,625	96,875	Margin + SOFR
(iii)	Issued in January 2024 maturing in December 2030 (the “2024 - LNG/C Axios II credit facility”)	180,000	—	Margin + SOFR
(iv)	Issued in June 2024 maturing in June 2031 (the “2024 - LNG/C Aktoras credit facility”)	233,500	—	Margin + SOFR
(v)	Issued in June 2024 maturing in June 2031 (the “2024 - LNG/C Aristidis I credit facility”)	151,125	—	Margin + SOFR
	Sale and lease back agreements
(vi)	Assumed in September 2021 maturing in June 2030 (the “2021 Bocomm”)	118,216	126,479	Margin + SOFR
(vii)	Assumed in September 2021 maturing in November 2029 (the “2021 Bocomm”)	113,210	120,232	Margin + SOFR
(viii)	Assumed in November 2021 fully repaid in August 2024 (the “2021 CMBFL - LNG/C”)	—	130,873	Margin + SOFR
(ix)	Assumed in November 2021 fully repaid in August 2024 (the “2021 CMBFL - LNG/C”)	—	129,829	Margin + SOFR
(x)	Assumed in November 2021 maturing in July 2036 (the “2021 Shin Doun”)	124,376	130,715	Fixed rate
(xi)	Issued in December 2022 maturing in January 2031 (the “2022 Jolco”)	100,273	104,284	($67,873: Margin + SOFR, $32,400: Fixed rate)
(xii)	Issued in February 2023 maturing in February 2033 (the “2023 CMBFL - LNG/C”)	168,687	177,438	Margin + SOFR
(xiii)	Assumed in December 2023 maturing in October 2033 (the “2023 CMBFL - LNG/C AMI”)	174,212	196,317	Margin + SOFR
(xiv)	Issued in May 2024 maturing in May 2032 (the “2023 - LNG/C Assos Jolco”)	236,079	—	($192,000: Margin + SOFR, $44,079: Fixed rate)
(xv)	Issued in July 2024 maturing in July 2032 (the “2024 - LNG/C Apostolos Jolco”)	235,870	—	($192,000: Margin + SOFR, $43,870: Fixed rate)
(xvi)	Issued in August 2024 maturing in July 2031 (the “2024 Bocomm - LNG/C Attalos”)	158,780	—	Margin + SOFR
(xvii)	Issued in August 2024 maturing in July 2031 (the “2024 Bocomm - LNG/C Asklipios”)	158,780	—	Margin + SOFR
	Unsecured Bonds
(xviii)	Issued in October 2021 maturing in October 2026 (the “2021 Bonds”)	156,136	165,984	Fixed rate
(xix)	Issued in July 2022 maturing in July 2029 (the “2022 Bonds”)	104,091	110,656	Fixed rate
	Total long-term debt	2,503,960	1,590,769
	Less: Deferred financing costs	19,306	11,157
	Total long-term debt, net	2,484,654	1,579,612
	Less: Current portion of long-term debt	127,118	90,527
	Add: Current portion of deferred financing costs	3,920	2,253
	Long-term debt, net	$2,361,456	$1,491,338

F- 20

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

8. Long-Term Debt – Continued

Changes in the financing arrangements for the years 2024 and 2023 are as follows:

· For the year 2024

“2024 Bocomm – LNG/C Asklipios” and “2024 Bocomm – LNG/C Attalos”

On August 23, 2024, the Company entered into two separate sale and lease back agreements with subsidiaries of the Bank of Communications Financial Leasing Co., Ltd (“Bocomm”) for the LNG/C Asklipios and the LNG/C Attalos, the “2024 Bocomm – LNG/C Asklipios” and the “2024 Bocomm – LNG/C Attalos”, respectively, for an amount of $162,500 each with the purpose of refinancing the then outstanding balance of both vessels of $250,365 under the sale and lease back arrangements that the companies owning the vessels had entered into with CMB Financial Leasing Co., Ltd (“CMBFL”) in 2021. The new sale and lease back agreements have remaining duration, starting from August 29, 2024, when the refinancing took place, of seven years.

“2024 – LNG/C Aristidis I credit facility”

On June 25, 2024, the vessel-owning company of the LNG/C Aristidis I entered into a new credit facility, the “2024 – LNG/C Aristidis I credit facility”, of up to $155,000, mainly for the full repayment of the 2021 credit facility. The Company is acting as a parent guarantor. The Company drew down the full amount of the facility on June 26, 2024. The facility has a duration of seven years.

“2021 credit facility”

On June 28, 2024, the Company fully repaid $99,403 of the then outstanding 2021 credit facility through the 2024 – LNG/C Aristidis I credit facility.

“2024 – LNG/C Apostolos Jolco”

On June 25, 2024, the vessel-owning company of the LNG/C Apostolos entered into a new sale and lease back agreement, the “2024 – LNG/C Apostolos Jolco”, of up to $240,000, for the purpose of full repayment of the 2024 – LNG/C Apostolos credit facility. On July 16, 2024, the Company drew down the full amount of 2024-LNG/C Apostolos Jolco. The sale and lease back agreement has a duration of eight years.

“2024 – LNG/C Apostolos credit facility”

On June 20, 2024, the vessel-owning company of the LNG/C Apostolos entered into a new credit facility, the “2024 – LNG/C Apostolos credit facility”, of up to $192,000, for the purpose of partially financing the construction of the vessel (Note 6). During June 2024 the Company drew down the full amount of the facility. The facility was fully repaid on July 16, 2024, through the 2024 – LNG/C Apostolos Jolco.

“2024 – LNG/C Aktoras credit facility”

On May 31, 2024, the vessel-owning company of the LNG/C Aktoras entered into a new credit facility, the “2024 – LNG/C Aktoras credit facility”, of up to $240,000, for the purpose of partially financing the construction of the vessel (Note 6). The Company is acting as a parent guarantor. During June 2024, the Company drew down the full amount of the facility. The facility has a duration of seven years.

“2021 Bocomm”

On May 14, 2024, the Company agreed with Bocomm to amend certain of the terms included in two separate sale and lease back agreements that the companies owning the vessels LNG/C Aristos I and the LNG/C Aristarchos had entered into with Bocomm in 2021. Specifically, effective from May 2024, the Company agreed to reduce the interest paid on the outstanding amount and extended the maturity for both facilities by two years.

“2023 – LNG/C Assos Jolco”

On December 22, 2023, the Company entered into a new sale and lease back agreement of up to $240,000, for the purpose of partially financing the acquisition of the shares of the vessel-owning company of the LNG/C Assos (Note 6a). The full amount of the sale and lease back agreement was drawn in May 2024. The 2023 LNG/C Assos Jolco, has a duration of eight years.

“2024 – LNG/C Axios II credit facility”

On December 20, 2023, the vessel-owning company of the LNG/C Axios II entered into a new credit facility, the “2024 – LNG/C Axios II credit facility”, of up to $190,000, for the purpose of partially financing the construction of the vessel (Note 6). The Company is acting as a parent guarantor. The Company drew down the full amount of the facility on January 2, 2024, upon the completion of the acquisition of the vessel from CMTC. The facility has a duration of seven years.

“Umbrella Seller’s Credit”

On December 21, 2023, upon entering the Umbrella Agreement the Company entered into an unsecured seller’s credit agreement with CMTC, the “Umbrella Seller’s Credit” in an amount of up to $220,000 in order to finance a portion of the purchase price of the 11 new 174,000 CBM LNG/C vessels under construction (Note 5). The Umbrella Seller’s Credit provides for interest at a rate of 7.5% per annum and has a maturity date of June 30, 2027. On January 2, 2024, upon the delivery of the LNG/C Axios II, the Company utilized a portion of $92,600. On February 28, March 11 and April 24, 2024, after the deliveries of the M/V Long Beach Express, the M/V Akadimos and the M/V Athenian, to their new owners (Note 3), the Company repaid the amounts of $12,789, $39,973 and $39,838, respectively, leaving the remaining unutilized amount at $127,400. Following the sales of the M/V Athenian and the M/V Athos (April 22, 2024), the M/V Seattle Express (April 26, 2024), the M/V Aristomenis (May 3, 2024) and the M/V Fos Express (May 3, 2024), the unutilized amount was reduced by $85,236 at $42,164. On June 5 and June 28, 2024, upon the deliveries of the LNG/C Aktoras and the LNG/C Apostolos, the Company utilized the remaining portion of $39,900 and $2,264, respectively. On November 26, 2024, after the delivery of the M/V Hyundai Premium, to its new owner (Note 3), the Company fully repaid the amount of $42,164.

F- 21

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

8. Long-Term Debt – Continued

· For the year 2023

“2023 CMBFL - LNG/C AMI”

On December 21, 2023, upon the completion of the acquisition of the shares of the vessel-owning company of the LNG/C Amore Mio I (Note 6) the Company assumed the outstanding balance of $196,317 of the sale and leaseback agreement that the vessel-owning company had entered into with a subsidiary of CMBFL. The lease agreement has remaining duration, from the date of the vessels’ acquisition from the Company of 10 years.

“2023 credit facility”

On June 13, 2023, the Company entered into a new credit facility, the “2023 credit facility”, of up to $100,000, for the purpose of partially financing the acquisition of the shares of the vessel-owning company of the M/V Buenaventura Express (Note 6). The full amount of the facility was drawn on June 15, 2023, and has a duration of eight years.

“2023 CMBFL - LNG/C”

On February 7, 2023, the Company entered into a new sale and lease back agreement, the “2023 CMBFL - LNG/C”, of up to $184,000, for the purpose of partially financing the acquisition of the shares of the vessel-owning company of the LNG/C Asterix I (Note 6). The full amount of the sale and lease back agreement was drawn on February 17, 2023, and has duration of 10 years.

“2022 Jolco”

On December 23, 2022, the Partnership entered into a new sale and lease back agreement of up to $108,000, for the purpose of partially financing the acquisition of the shares of the vessel-owning company of the M/V Itajai Express (Note 6). The full amount of the sale and lease back agreement was drawn on January 6, 2023 and has a duration of eight years.

All the Company’s sale and leaseback agreements were classified as financing arrangements since the existence of various purchase options retained by the Company commencing from the first-year anniversary and including either an obligation or an option to acquire each vessel at expiration at a predetermined price, precludes the transfer of control over the vessels.

During the year ended December 31, 2024, the Company prepaid the amount of $676,532 as a result of the refinancing of the outstanding indebtedness of the LNG/C Aristidis I, the LNG/C Attalos, the LNG/C Asklipios and the LNG/C Apostolos and the repayment in full of the Umbrella Seller’s Credit and repaid the amount of $110,628, in line with the amortization schedule of its financing arrangements.

During the year ended December 31, 2023, the Company repaid the amount of $70,154, in line with the amortization schedule of its financing arrangements.

The Company’s credit facilities and sale and lease back agreements contain customary ship finance covenants, including restrictions on changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness and the mortgaging of vessels and requirements such as that the ratio of EBITDA to net interest expenses be no less than 2:1, a minimum cash requirement of $500 per vessel, that the ratio of net total indebtedness to the total assets of the Company adjusted for the market value of the fleet not exceed 0.75:1. The Company’s financing arrangements also contain a collateral maintenance requirement under which the aggregate fair market value of the collateral vessels should not be less than 120% of the outstanding amount under the 2023 credit facility and the “2024 – LNG/C Aristidis I credit facility, 111% of the outstanding amount under the 2021 Bocomm, the 2024 Bocomm – LNG/C Asklipios and the 2024 Bocomm – LNG/C Attalos and 110% of the outstanding amount under the 2023 CMBFL - LNG/C AMI, the 2023 CMBFL - LNG/C, the 2024 – LNG/C Aktoras credit facility and the 2024 – LNG/C Axios II credit facility. Also, the vessel-owning companies may pay dividends or make distributions only when no event of default has occurred and the payment of such dividend or distribution has not resulted in a breach of any of the financial covenants. In addition the 2022 and 2021 Bonds contain requirements such as that the ratio of EBITDA to net interest expenses be no less than 2:1, a restricted cash requirement and that the ratio of net total indebtedness to the total assets of the Company adjusted for the market value of the fleet not exceed 0.75:1. In addition, the 2022 and 2021 Bonds require that:

•	the Company maintain a pledged Debt Service Reserve Account (“DSRA”) with a minimum balance €100,000;
•	the Company deposit to the DSRA 50% of any cash disbursements to unitholders (e.g., dividends) exceeding $20,000 per annum, capped at 1/3 of the par value of the 2022 and 2021 Bonds outstanding at the time; and
•	if the Company’s Market Value Adjusted Net Assets (“MVAN”) falls below $300,000 then to deposit to the DSRA the difference between the MVAN and the $300,000 (capped to 1/3 of the par value of the 2022 and 2021 Bonds outstanding).

As of December 31, 2024 and 2023 the Company was in compliance with all financial covenants.

The Company’s credit facilities and sale and lease back agreements include a general assignment of the earnings, insurances and requisition compensation of the respective collateral vessel or vessels. They also require additional security, such as pledge and charge on current accounts and mortgage interest insurance.

As of December 31, 2024, there was no available undrawn amount under Company’s financing arrangements.

F- 22

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

8. Long-Term Debt – Continued

For the years ended December 31, 2024, 2023 and 2022, the Company recorded interest expense of $127,548, $86,140 and $42,672 net of capitalized interest of $19,077, $269 and $0 respectively, which is included in “Interest expense and finance cost” in the consolidated statements of comprehensive income.

For the years ended December 31, 2024, 2023 and 2022 the weighted average interest on the Company’s long-term debt was 6.5%, 6.2% and 4.0% respectively.

As of December 31, 2024, the required annual payments to be made subsequently to December 31, 2024, are as follows:

For the year ending December 31,	Amount
2025	$127,119
2026	284,826
2027	112,891
2028	114,719
2029	304,529
Thereafter	1,559,876
Total	$2,503,960

9. Derivative Instruments

In connection with the issuance of the 2022 Bonds and the 2021 Bonds (Note 8), the Company entered into certain cross-currency swap agreements to manage the related foreign currency exchange risk by effectively converting the fixed-rate, Euro-denominated Bonds, including the semi-annual interest payments for the period from July 26, 2022 to July 26, 2029 and from October 21, 2021 to October 21, 2025, respectively to fixed-rate, U.S. Dollar-denominated debt. The economic effect of the swap agreements is to eliminate the uncertainty of the cash flows in U.S. Dollars associated with the issuance of the 2022 Bonds and the 2021 Bonds by fixing the principal amount of the 2022 Bonds and the 2021 Bonds, with a fixed annual interest rate. The cross-currency swap agreement related to the 2022 Bonds was designated as an accounting hedge.

Derivative instruments not designated as hedges are not speculative and are used to manage the Company’s exposure to identified risks but do not meet the strict hedge accounting requirements and/or the Company has not elected to apply hedge accounting. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in the consolidated statements of comprehensive income. Changes in the fair value of derivatives designated as accounting hedges are recorded in the consolidated statements of other comprehensive income (effective portion), until the hedged item is recognized in the consolidated statements of comprehensive income.

The following table summarizes the terms of the cross-currency swap agreements and their respective fair value as of December 31, 2024 and 2023.

As of December 31, 2024:

a) Derivative Asset:

Effective Date	Termination Date	Notional Amount in thousands of EUROS	Notional Amount in United States Dollars	Fixed Rate the Company receives in EURO	Fixed Rate the Company pays in United States Dollars	Fair Value December 31, 2024, in United States Dollars
26/07/2022	26/07/2029	100,000	101,800	4.40%	6.55%	1,574
				Total Fair Value		$1,574

b) Derivative Liabilities:

Effective Date	Termination Date	Notional Amount in thousands of EUROS	Notional Amount in United States Dollars	Fixed Rate the Company receives in EURO	Fixed Rate the Company pays in United States Dollars	Fair Value December 31, 2024, in United States Dollars
21/10/2021	21/10/2025	120,000	139,716	2.65%	3.66%	$14,588
21/10/2021	21/10/2025	30,000	34,929	2.65%	3.69%	3,526
				Total Fair Value		$18,114

F- 23

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

9. Derivative Instruments – Continued

As of December 31, 2023:

a) Derivative Asset:

Effective Date	Termination Date	Notional Amount in thousands of EUROS	Notional Amount in United States Dollars	Fixed Rate the Company receives in EURO	Fixed Rate the Company pays in United States Dollars	Fair Value December 31, 2023, in United States Dollars
26/07/2022	26/07/2029	100,000	101,800	4.40%	6.55%	$6,636
				Total Fair Value		$6,636

b) Derivative Liabilities:

Effective Date	Termination Date	Notional Amount in thousands of EUROS	Notional Amount in United States Dollars	Fixed Rate the Company receives in EURO	Fixed Rate the Company pays in United States Dollars	Fair Value December 31, 2023, in United States Dollars
21/10/2021	21/10/2025	120,000	139,716	2.65%	3.66%	$5,758
21/10/2021	21/10/2025	30,000	34,929	2.65%	3.69%	1,422
				Total Fair Value		$7,180

The fair value of the cross-currency swap agreements is presented net of accrued interest expense which is recorded in “Accrued liabilities” in the consolidated balance sheets.

The following tables summarize the effect of the cross-currency swap agreements for the years ended December 31, 2024, 2023 and 2022:

- Derivative designated as accounting hedge

	For the years ended December 31,
Amount of gain / (loss) recognized in other comprehensive income	2024	2023	2022
Cross-currency swap agreement related to 2022 Bonds	$(7,239)	$5,286	$(1,757)
Reclassification to other income / (expense), net	8,536	(2,106)	(3,009)
Total gain/ (loss) recognized in accumulated other comprehensive income	$1,297	$3,180	$(4,766)

The estimated net expense that is expected to be reclassified within the next 12 months from Accumulated Other Comprehensive Loss to earnings in respect of the settlements on cross-currency swap agreements designated as accounting hedge, amounts to $2,132.

- Derivatives not designated as accounting hedges:

	For the years ended December 31,
Amount of gain /(loss) recognized in other income / (expense), net	2024	2023	2022
Change in fair value of derivatives related to 2021 Bonds	$(10,934)	$5,529	$(9,542)
Realized interest expense of derivatives related to 2021 Bonds	(2,141)	(2,111)	(2,258)
Total (loss) / gain recognized in other income / (expense), net	$(13,075)	$3,418	$(11,800)

F- 24

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

10. Financial Instruments

(a) Fair value of financial instruments

Cash and cash equivalents, restricted cash and other assets and liabilities.

The carrying value of cash and cash equivalents and restricted cash, are considered Level 1 items as they represent liquid assets with short-term maturities, trade receivables, amounts due to related parties, trade accounts payable and accrued liabilities approximate their fair value.

Long-term debt

The fair value of variable rate long-term debt (Note 8) approximates the recorded value, due to its variable interest being based on the SOFR rates and due to the fact that the lenders have the ability to pass on their funding cost to the Company under certain circumstances, which reflects their current assessed risk. We believe the terms of our loans are similar to those that could be procured as of December 31, 2024. SOFR rates are observable at commonly quoted intervals for the full term of the loans and hence bank loans are considered Level 2 items in accordance with the fair value hierarchy.

The fair value of the fixed rate long-term debt (Note 8 ((x), (xi), (xiv) and (xv))) as of December 31, 2024, was approximately $235,793 (carrying value: $244,725) and was determined by using Level 2 inputs being the discounted expected cash flows of the outstanding amount.

The 2022 Bonds and the 2021 Bonds (Note 8 ((xviii) and (xix))) have a fixed rate, and their estimated fair values as of December 31, 2024, were determined through Level 1 inputs of the fair value hierarchy (quoted price under the ticker symbols CPLPB1 and CPLPB2 on Athens Stock Exchange) and were approximately $257,900 (carrying value: $260,227).

Derivative instruments

As of December 31, 2024:

Items Measured at Fair Value on a recurring Basis - Fair Value Measurements

Recurring measurements:	December 31, 2024	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)
Cross Currency SWAP (100,000) – asset position	$1,574	$–	$1,574	$–
Cross Currency SWAP (120,000) – liability position	(14,588)	–	(14,588)	–
Cross Currency SWAP (30,000) – liability position	(3,526)	–	(3,526)	–
Total	$(16,540)	$–	$(16,540)	$–

As of December 31, 2023:

Items Measured at Fair Value on a recurring Basis - Fair Value Measurements

Recurring measurements:	December 31, 2023	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)
Cross Currency SWAP (100,000) – asset position	$6,636	$–	$6,636	$–
Cross Currency SWAP (120,000) – liability position	(5,758)	–	(5,758)	–
Cross Currency SWAP (30,000) – liability position	(1,422)	–	(1,422)	–
Total	$(544)	$–	$(544)	$–

The fair value (Level 2) of cross-currency swap derivative agreements is the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, current interest rates, foreign exchange rates and the credit worthiness of both us and the derivative counterparty. This line item is presented in “Derivative asset” and “Derivative liabilities” in the consolidated balance sheets.

There were no Level 3 items.

F- 25

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

 10. Financial Instruments - Continued

(b) Concentration of credit risk

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable, net. The Company places its cash and cash equivalents, consisting mostly of deposits, with a limited number of creditworthy financial institutions rated by qualified rating agencies. Most of the Company’s revenues were derived from a few charterers.

 For the years ended December 31, 2024, 2023 and 2022 the following charterers accounted for more than 10% of the Company’s revenues.

	As of December 31,
	2024	2023	2022
BP Gas Marketing Limited (“BP”)	22%	33%	45%
Cheniere Marketing International LLP (“Cheniere”)	16%	25%	28%
Hapag-Lloyd Aktiengesellschaft (“Hapag-Lloyd”)	Below 10%	10%	-
Hartree Partners Power & Gas Company (UK) Limited (“Hartree”)	12%	16%	-
Engie Energy Marketing Singapore Pte Ltd (“Engie”)	Below 10%	11%	14%
Qatar Energy Trading LLC (“Qatar Energy Trading”)	12%	Below 10%	-

11. Accrued Liabilities

Accrued liabilities consist of the following:

	As of December 31,
	2024	2023
Accrued loan interest and loan fees	$16,995	$10,167
Accrued operating expenses	7,451	4,792
Accrued capitalized expenses	101	233
Accrued voyage expenses and commissions	5,488	1,441
Accrued general and administrative expenses	1,748	1,865
Total	$31,783	$18,498

12. Voyage Expenses and Vessel Operating Expenses

Voyage expenses and vessel operating expenses consist of the following:

	For the years ended December 31,
	2024	2023	2022
Voyage expenses:
Commissions	$6,922	$3,833	$3,534
Bunkers	715	5,366	7,218
Port expenses	74	2,246	1,819
Other	2,479	410	414
Total	$10,190	$11,855	$12,985
Vessel operating expenses:
Crew costs and related costs	$31,013	$22,970	$19,041
Insurance expense	5,029	3,436	2,774
Spares, repairs, maintenance and other expenses	7,706	5,360	3,541
Stores and lubricants	5,824	4,547	3,366
Management fees (Note 5)	9,142	6,385	5,214
Other operating expenses	3,123	2,778	1,389
Total	$61,837	$45,476	$35,325

F- 26

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

13. Income taxes

Under the laws of the Marshall Islands and Liberia, the countries in which the vessel-owning subsidiaries were incorporated, these companies are not subject to tax on international shipping income. However, they are subject to registration and tonnage taxes in the country in which the vessels are registered and managed from, and such taxes have been included in “Vessel operating expenses” in the consolidated statements of comprehensive income.

Pursuant to Section 883 of the United States Internal Revenue Code (the “Code”) and the regulations thereunder, a foreign corporation engaged in the international operation of ships is generally exempt from U.S. federal income tax on its U.S.-source shipping income if the foreign corporation meets both of the following requirements: (a) the foreign corporation is organized in a foreign country that grants an “equivalent exemption” to corporations organized in the United States for the types of shipping income (e.g., voyage and time charter) earned by the foreign corporation and (b) more than 50% of the voting power and value of the foreign corporation’s stock is “primarily and regularly traded on an established securities market” in the United States and certain other requirements are satisfied (the “Publicly-Traded Test”). Each of the jurisdictions where the Company’s vessel-owning subsidiaries are incorporated grants an “equivalent exemption” to United States corporations with respect to each type of shipping income earned by the Company’s vessel-owning subsidiaries. Additionally, our shares are only traded on the Nasdaq Global Market, which is considered to be an established securities market. The Company has satisfied the Publicly-Traded Test for the years ended December 31, 2024, 2023 and 2022 and the vessel-owning subsidiaries are exempt from United States federal income taxation with respect to U.S.-source shipping income.

CPLP PLC is incorporated in Cyprus and does not conduct any substantive operations of its own. No provision for Cyprus income tax has been made in the financial statements as CPLP PLC had no assessable income for the years ended December 31, 2024, 2023 and 2022.

14. Shareholders’ Equity

Transformative Transaction for the Acquisition of 11 Newbuild LNG/Cs

On August 26, 2024, the Company converted from a Marshall Islands limited partnership to a Marshall Islands corporation (Note 1). Upon the Conversion each common unit issued and outstanding immediately prior to the Effective Date was converted into one common share, par value $0.01 per share, of the Company and the 348,570 general partner units and all of the incentive distribution rights, in each case outstanding immediately prior to the Effective Date, were exchanged with an aggregate of 3,500,000 common shares. The amount of $46,184, being the difference between the fair value of the 3,500,000 common shares of $59,430, at the price of $16.98 per common share as quoted on the Nasdaq Stock Exchange on August 25, 2024, and the book value of the 348,570 general partner units of $13,246 as of August 25, 2024, is presented as deemed dividend to CGP in the Company’s consolidated statements of changes in shareholders’ equity.

Pursuant to the Umbrella Agreement (Note 5), the Company conducted a Rights Offering for up to $500,000 with the purpose of partially financing the acquisition of the shares of the vessel-owning companies of 11 new LNG/C vessels. The Rights Offering resulted in subscriptions for 445,988 common shares representing limited partnership interests in the Company offered at an exercise price of $14.25 per common share amounting to $6,355. CMTC purchased 34,641,731 common shares that were not issued pursuant to the Rights Offering for an aggregate amount of $493,645 pursuant to the Standby Purchase Agreement (Note 5). As of December 31, 2023, the Company recognized the amount of $1,313 representing part of the transaction expenses as a reduction to Partners’ Capital.

Repurchase Plan

On January 26, 2023, the Company’s Board of Directors authorized a new share repurchase plan, replacing the earlier plan (the “Repurchase Plan”). Pursuant to the Repurchase Plan, the Company may purchase up to $30,000 of its common shares through January 2025, at times and prices that are considered to be appropriate. The Company could repurchase shares under the Repurchase Plan in the open market or in privately negotiated transactions but is not obligated under the terms of the Repurchase Plan to repurchase any shares, and, at any time, may suspend, delay or discontinue the Repurchase Plan. For the years ended December 31, 2024, 2023 and 2022 the Company completed the repurchase of nil, 304,283 and 389,962 shares, paying an average price per share of nil, $13.48 and $15.13 plus repurchasing expenses, respectively. These shares were held as treasury shares and were recorded as a reduction in the Company’s Partners’ Capital.

On October 12, 2022, the Partnership transferred 505,204 common shares to CMTC out of the Partnership’s Treasury shares with a value at the time of transfer of $6,583, in connection with the acquisition of the M/V Manzanillo Express, which is presented in discontinued operations, from CMTC. On August 26, 2024, in connection with the Conversion, the remaining treasury units under the Repurchase Plan were converted into treasury shares and were cancelled on the same date.

In January 2024, the board of directors adopted an amended and restated Compensation Plan (the “Plan”) and reserved for issuance a maximum number of 3,300,000 restricted common shares. On January 25, 2024, 1,100,000 common units of the 3,300,000 restricted common units were issued and recognized under treasury shares. In connection with the Conversion, on the Effective Date, the board of directors of the Company adopted an amendment and restatement of the Plan to reflect the effects of the Conversion and all the treasury units were converted into treasury shares (Note 15).

As of December 31, 2024, and December 31, 2023, the Company’s capital structure was comprised of the following shares:

	As of December 31,
	2024	2023
Common shares	58,387,313	55,039,143
General partner units	—	348,570
Treasury Shares	1,551,061	870,522
Total Company's shares	59,938,374	56,258,235

F- 27

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

15. Omnibus Incentive Compensation Plan

In connection with the Conversion, on the Effective Date, the board of directors of the Company adopted an amendment and restatement of the Plan to reflect the effects of the Conversion and all the treasury units were converted to treasury shares.

In January 2024, the board of directors adopted an amended and restated Plan and reserved for issuance a maximum number of 3,300,000 restricted common shares. On January 25, 2024, 1,100,000 common units of the 3,300,000 restricted common units were issued and recognized under treasury shares.

In January 2022, the board of directors adopted an amended and restated Compensation Plan (the “Plan”), to reserve for issuance a maximum number of 750,000 restricted common shares. As a result, the total number of restricted common shares reserved and issued was 1,045,000. On March 18, 2022, the Company awarded 743,800 unvested shares to Employees and Non-Employees with a grant-date fair value of $15.18 per share. Awards granted to certain Employees and Non-Employees would vest in three equal installments. One third of the shares awarded, namely 247,934, 247,933 and 247,933 shares vested on December 31, 2024, 2023 and 2022. On December 30, 2022, the Company awarded 1,969 unvested shares with a grant-date fair value of $13.65 per share. The shares were fully vested on December 31, 2022. On March 8, 2024, the Company awarded 96,104 unvested shares to Employees and Non-Employees with a grant-date fair value of $17.45 per share. The shares were fully vested on the same date. On December 31, 2024, the Company awarded 82,066 unvested shares to Employees and Non-Employees with a grant-date fair value of $18.36 per share. The shares were fully vested on the same date.

The unvested shares accrue distributions as declared and paid, which distributions are retained by the custodian of the Plan until the vesting date at which time they are payable to the grantee. As unvested share grantees accrue distributions on awards that are expected to vest, such distributions are charged to Company’ capital. As of December 31, 2024, the unvested shares accrued $200 of distributions.

There were no forfeitures of awards during the years ended December 31, 2024 and 2023. The Company estimated the forfeitures of unvested shares to be immaterial.

For the years ended December 31, 2024, 2023 and 2022 the equity compensation expense included in “General and administrative expenses” in the consolidated statements of comprehensive income was $6,918, $3,786 and $3,790, respectively. The Company uses the straight-line method to recognize the cost of the awards.

The following table contains details of Company’s plan:

	Equity compensation plan
Unvested Shares	Shares	Value
Unvested on January 1, 2023	495,867	7,528
Granted	—	—
Vested	(247,933)	(3,759)
Unvested on December 31, 2023	247,934	$3,769
Granted	178,170	3,149
Vested	(426,104)	(6,918)
Unvested on December 31, 2024	—	$—

16. Net Income Per Share

Diluted income / (loss) per common share, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional shares that would then share in the Company’s net income.

For the year ended December 31, 2024, the Company excluded the effect of 247,934 non-vested share awards, which all vested on December 31, 2024, in calculating dilutive net income per shares for its common shareholders as they were anti-dilutive.

For the year ended December 31, 2023, the Company excluded the effect of 495,867 non-vested share awards, from which 247,933 vested on December 31, 2023, in calculating dilutive EPS for its common shareholders as they were anti-dilutive.

For the year ended December 31, 2022, the Company excluded the effect of 745,769 non-vested share awards, from which 249,902 vested on December 31, 2022, in calculating dilutive EPS for its common shareholders as they were anti-dilutive.

The non-vested shares are participating securities because they received distributions from the Company and these distributions did not have to be returned to the Company if the non-vested shares were forfeited by the grantee.

F- 28

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

16. Net Income Per Share - Continued

The two-class method used to calculate EPS from continuing operations is as follows:

BASIC AND DILUTED	2024	2023	2022
Numerators
Company’s net income from continuing operations	$55,632	$8,285	$86,280
Less:
General Partner’s interest in Company’s net income	190	64	1,483
Deemed dividend to General Partner	46,184	—	—
Company’s net income allocable to unvested shares	205	54	2,434
Net income attributable to common shareholders	$9,053	$8,167	$82,363
Denominators
Weighted average number of common shares outstanding, basic and diluted	56,094,666	21,182,471	19,325,030
Net income per common share:
Basic and Diluted (in United States Dollars)	$0.16	$0.38	$4.26

17. Commitments and Contingencies

Contingencies

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels.

The Company accrues the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure.

An estimated loss from a contingency should be accrued by a charge to expense and a liability recorded only if all of the following conditions are met:

• Information available prior to the issuance of the financial statement indicates that it is probable that a liability has been incurred at the date of the financial statements.

• The amount of the loss can be reasonably estimated.

Currently, the Company is not aware of any such claims or contingent liabilities which should be disclosed or for which a provision should be established in the consolidated financial statements.

Commitments

(A) Lease Commitments: Future minimum charter hire receipts, excluding any profit share revenue that may arise, based on non-cancellable time and bareboat charter contracts, as of December 31, 2024 were:

Year ending December 31,	Amount
2025	$386,672
2026	327,148
2027	281,845
2028	273,809
2029	254,578
Thereafter	618,311
Total	$2,142,363

(B) Vessels Under Construction Commitments: As of December 31, 2024, the Company, had outstanding commitments relating to acquisitions of vessels and vessels under construction amounting to $486,000 and $1,436,525, respectively which will be financed through the issuance of debt and cash at hand (Notes 1, 5, 6).

The following table contains details of vessels under construction commitments:

Year ending December 31,	Vessels’ acquisitions	Vessels under construction	Total
2025	$—	$231,389	$231,389
2026	486,000	725,829	1,211,829
2027	—	479,307	479,307
Total	$486,000	$1,436,525	$1,922,525

F- 29

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

17. Commitments and Contingencies - Continued

Commitments - Continued

(C) Supervision Services Commitments: As of December 31, 2024, the Company had outstanding commitments relating to supervision services agreements for vessels under construction, amounting to $6,167 (Notes 5, 6).

The following table contains details of supervision services commitments:

Year ending December 31,	Amount
2025	$2,600
2026	2,067
2027	1,500
Total	$6,167

18. Subsequent Events

(A) Dividends: On January 22, 2025, the Board of Directors of the Company declared a cash dividend per share of $0.15 for the fourth quarter of 2024 which was paid on February 12, 2025, to shareholders of record on February 6, 2025.

(B) Common shares sale agreement: In January 2025, the Company entered into an open-market sale agreement with Jefferies LLC (“Jefferies”) under which the Company may sell, from time to time, through Jefferies, as its sales agent, new common shares having an aggregate offering amount of up to $75,000. The open-market sale agreement provides that Jefferies, when it is acting as the Company’s sales agent, will be entitled to compensation of up to 2.5% of the gross sales price of the common shares sold through Jefferies from time to time.

(C) Sale of a vessel: On October 29, 2025, the Company signed a MOA with a third party for the sale of the M/V Buenaventura Express, for a total consideration of $120,100. At the time of the agreement the vessel’s net book value together with the unamortized portion of the below market acquired charter was $113,274. The vessel will be delivered to its new owners during the first quarter of 2026.

F- 30